SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 14, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

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information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s Management Discussion and Analysis for the six month period ended June 30, 2006.

Management Discussion

& Analysis

Disclaimer

This English language translation of the Management Discussion & Analysis report prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Half years ended June 30, 2006 and 2005

The financial data presented in this half-year Management Discussion are unaudited data.

The following comments are made on the basis of the consolidated financial statements according to International Financial Reporting Standards (IFRS) (see Note 1 to the consolidated financial statements). Data relating to the business segments and sub-segments presented in the following sections is assumed, except where otherwise indicated, to be prior elimination of inter-segment and inter-sub-segment transactions (the business segments are described in Section 3. “Analysis of operating income and capital expenditures on tangible and intangible assets by business segment”). In addition, the changes below are calculated on the basis of data in thousands of euros, although presented in millions of euros.

The transition from data on an historical basis to data on a comparable basis (see definition in Section 5.4 “Glossary”) for first half of 2005 is described in Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2005”.

1. OVERVIEW

•	Financial data and work force

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis (1)	historical basis	comparable basis (1)	historical basis
Revenues	25,855	25,487	23,665	1.4%	9.3%

GOM (2)	9,467	9,950	9,300	(4.9)%	1.8%
GOM / Revenues	36.6%	39.0%	39.3%

Operating income	5,334	-	6,479	-	(17.7)%
Operating income / Revenues	20.6%	-	27.4%

CAPEX (2)	3,055	2,953	2,713	3.5%	12.6%
CAPEX / Revenues	11.8%	11.6%	11.5%
UMTS / GSM licenses	282	92	88	ns	ns

GOM - CAPEX (2)	6,412	6,997	6,587	(8.4)%	(2.7)%

Average number of employees (full-time equivalent) (2)	194,624	200,106	197,250	(2.7)%	(1.3)%

(1)	For the income statement, the data on a comparable basis are established up to the GOM. For items between GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.
(2)	See definition in Section 5.4 “Glossary”.

•	Operating indicators

	Periods ended
(millions - end of period)	June 30, 2006	Dec. 31, 2005	June 30, 2005
		historical basis	historical basis
Total number of customers	149.0	144.6	127.5
Mobile telephony	88.7	84.3	66.7
Fixed line telephony	48.4	48.7	49.4
Internet	11.9	11.7	11.3

•	Net income

	Half year ended June 30
(millions of euros)	2006	2005
		historical basis
Operating income	5,334	6,479

Finance costs, net	(1,290)	(1,827)
Income tax	(1,285)	(1,018)
Consolidated net income after tax	2,759	3,634

Minority interests	(413)	(271)
Net income attributable to equity holders of France Télécom S.A.	2,346	3,363

•	Net financial debt (1) and organic cash flow (1)

	Periods ended
(millions of euros)	June 30, 2006	Dec. 31, 2005	June 30, 2005
		historical basis	historical basis
Net financial debt (1)	47,234	47,846	46,255
Ratio of net financial debt/GOM	2.49	2.48	2.50

Organic cash flow (1)	3,314	7,481	3,005

(1)	See definition in Section 5.4 “Glossary”.
(2)	GOM recorded over the preceding twelve months on an historical basis and restated to include the GOM of the Spanish mobile operator Amena over the last twelve months as of June 30, 2006.
(3)	GOM restated to include the GOM of the Spanish mobile operator Amena over twelve months at December 31, 2005.

•	Summary of the results for the first half of 2006

•	Revenues

Consolidated revenues for the France Telecom group totaled 25.855 billion euros in the first half of 2006, up from 23.665 billion euros in the first half of 2005, representing an increase of 9.3% on an historical basis. This increase reflects in particular the effects of the acquisition of the Spanish wireless operator Amena.

On a comparable basis (see definition in Section 5.4 “Glossary”), the growth in revenues for the France Telecom group in the first half of 2006 was 1.4%. This result was mainly driven by the very rapid growth in consumer Broadband ADSL multi-services, and by the very strong momentum of the mobile activities in countries with high growth potential, which were partially offset by the downward trend in traditional fixed-line telephone services and narrowband services.

•	Gross Operating Margin

The Gross Operating Margin (GOM, see definition in Section 5.4 “Glossary”) was 9.467 billion euros in the first half of 2006, an increase of 1.8% on an historical basis, principally related to the consolidation of the Spanish mobile operator Amena and, to a lesser extent, the favorable foreign exchange fluctuations. On a comparable basis, the GOM decreased by 4.9% from the first half of 2005. Excluding the impact of a 199 million reserve reversal on the Group’s activities in Lebanon included in the GOM for first half 2005, the decrease in the GOM on a comparable basis was 2.9%.

The ratio of GOM to revenues was 36.6% in the first half of this year, compared to 38.5% in the first half of 2005 on an historical basis, excluding the reserve reversal on the Group’s activities in Lebanon.

An analysis of the GOM shows an increase of 8.1% in operating expenses excluding labour expenses (wages and employee benefit expenses) on a comparable basis (increase of 6.2% excluding the reserve reversal on the Group’s operations in Lebanon), primarily driven by the increase in commercial expenses (see definition in Section 5.4 “Glossary”), the increase in network expenses (service fees and inter-operator costs, technical maintenance, customer service platforms) and the costs of launching new products and services.

•	Operating income

Operating income totaled 5.334 billion euros in the first half 2006, down from 6.479 billion euros in the first half of 2005, reflecting the sharp decrease in income from asset disposals and the increase in the depreciation and amortization related to the consolidation of the Spanish mobile operator Amena.

•	Net income

Net income totaled 2.759 billion euros in the first half of 2006 compared with net income of 3.634 billion euros in the first half of 2005. The change in net income for the consolidated entity reflects the change in operating income, which was partially offset by a drop in net interest expense and a decline in income tax.

Minority interests totaled 413 million euros in the first half of 2006, up from 271 million euros in the first half of 2005, and primarily reflect the acquisition of 45.9% of the minority interests in Equant and the full consolidation of Sonatel and its subsidiaries Sonatel Mobiles and Ikatel performed in 2005.

Net income attributable to equity holders of France Telecom S.A. totaled 2.346 billion euros in the first half of 2006, compared with 3.363 billion euros in the first half of 2005.

•	Capital expenditures on tangible and intangible assets excluding licenses

Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and excluding investments financed through finance leases (referred to hereinafter as capital expenditures on tangible and intangible assets excluding licenses or CAPEX, see definition in Section 5.4 “Glossary”) totaled 3.055 billion euros in the first half of 2006 and amounted to 11.8% of revenues. They rose 12.6% on an historical basis and 3.5% on a comparable basis compared with the first half of 2005. The increase in capital expenditures on tangible and intangible assets excluding licenses was driven by the very rapid growth of Livebox and “Voice over IP” services, particularly in France, and by the increase in investments in the high-growth mobile markets.

•	Organic cash flow

The Group’s organic cash flow (see definition in Section 5.4 “Glossary”) amounted to 3.314 billion euros in the first half of 2006, compared with 3.005 billion euros for the same period in 2005. The 309-million-euro improvement between the two periods is primarily related to the drop in net interest expense and in income taxes paid, which was partially offset by the increase in capital expenditures on tangible and intangible assets excluding licenses.

•	Net financial debt

Net financial debt (see definition in Section 5.4 “Glossary”) amounted to 47.234 billion euros at June 30, 2006, down from 47.846 billion euros at December 31, 2005, a reduction of 612 million euros in the first half of 2006 after payment of dividends for France Telecom and its subsidiaries in the first half for a total amount of 3.1 billion euros. The ratio of net financial debt to GOM equaled 2.49 at June 30, 2006 (on the basis of the GOM recorded during the previous twelve months on an historical basis, and restated to include the GOM of the Spanish mobile operator Amena over a period of twelve sliding months at June 30, 2006) compared with a ratio of 2.48 at December 31, 2005 (on the basis of a restated GOM that includes the GOM of the Spanish mobile operator Amena over twelve months at December 31, 2005).

•	Outlook

•	Objectives of the France Telecom group

On a comparable basis (see definition in Section 5.4 “Glossary”), the growth in revenues for the France Telecom group in the first half of 2006 was 1.4%. This result was driven by the very rapid growth in consumer Broadband ADSL multi-services, and by the very strong momentum of the mobile activities in countries with high growth potential. In addition, traditional fixed-line telephone services and narrowband services continued to trend downward. The change in enterprise services reflects the transition from an offer of access services to value-added solutions and services. Reflecting a slowdown in growth, second quarter revenues on comparable basis were up 0.8 % from the second quarter of 2005, compared to a 2.2 % increase in the first quarter of 2006 compared with the first quarter of 2005.

In Western Europe, within this context of a slowdown in growth, France Telecom gives priority to balance profitability and market share. In addition, the development of France Telecom in countries with high growth potential also provides new growth sector. The Group is confident on its capacity to achieve its objective to generate organic cash-flow of 7 billion euros in 2006 thanks to the program to reduce management cost and the optimization of investments, thus ensuring the control of the margin (ratio of GOM to revenues down by 1 to 2 points from 2005).

By nature, these objectives are subject to a number of risks and uncertainties which may lead to differences between the announced objectives and actual results. The most significant risks are stated in section 4 “Risk factors” in the 2005 Reference Document.

•	Acquisition of a majority interest in Jordan Telecommunications Company (JTC)

In July 2006, France Telecom acquired an additional holding of 10% plus one share of Jordan Telecommunications Company (JTC) from the Jordanian government for the sum of 145 million euros. Prior to the transaction, Jordan Telecommunications Company (JTC) was proportionately consolidated. France Telecom now owns 50% plus one share of Jordan Telecommunications Company (JTC), which will therefore be fully consolidated as of this date (See Note 10 to the consolidated financial statements).

Jordan Telecommunications Company (JTC) is the historical telecommunications operator in Jordan, providing fixed-line, wireless and Internet services. With this transaction, France Telecom continues to implement its integrated operator strategy.

•	Disposal of PagesJaunes Groupe

Following a competitive bidding process launched in June 2006 to prepare for the divestiture of its shareholding in PagesJaunes Groupe, France Telecom announced on July 24, 2006 its decision to grant exclusivity to Kohlberg, Kravis Roberts & Co Ltd. (KKR), on the basis of a sale price of 3.3 billion euros for 54% of PagesJaunes Groupe, representing a price per share of 22 euros.

An additional cash consideration of 0.6 euro per share, representing a total of 90 million euros for France Telecom, will be paid by KKR if it obtains more than 95% of the existing shares and voting rights of PagesJaunes Groupe following the standing market offer (“garantie de cours”) it intends to launch after the acquisition of France Telecom’s stake in PagesJaunes.

KKR’s offer has been submitted to the Works Councils of France Telecom and PagesJaunes for consultation purposes. It will remain valid until October 15, 2006 but may be extended until November 30, 2006, depending on progress in the consultation status.

•	Sale of France Telecom Mobile Satellite Communications S.A.

On July 22, 2006, France Telecom signed an agreement to sell all the shares it holds in France Télécom Mobile Satellite Communications S.A. to investment funds managed by Apax Partners SA for the sum of 60 million euros. The sale is contingent upon certain conditions, principally obtaining consent from the regulatory authorities.

2. ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURES

2.1 FROM GROUP REVENUES TO GROSS OPERATING MARGIN

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Revenues	25,855	25,487	23,665	1.4%	9.3%

OPEX (1)	(16,388)	(15,537)	(14,365)	5.5%	14.1%

OPEX excluding labour expenses (wages and employee benefits expenses)(1)	(11,850)	(10,958)	(9,876)	8.1%	20.0%
External purchases (1)	(11,051)	(10,433)	(9,326)	5.9%	18.5%
Other operating income and expenses	(799)	(525)	(550)	52.2%	45.3%
Labour expenses (wages and employee benefits expenses)(1)	(4,538)	(4,579)	(4,489)	(0.9)%	1.1%

GOM	9,467	9,950	9,300	(4.9)%	1.8%

(1)	See definition in Section 5.4 “Glossary”.

2.1.1 Revenues

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Personal Communication Services (PCS)	13,429	12,658	10,984	6.1%	22.3%
PCS France	4,823	4,729	4,739	2.0%	1.8%
PCS United Kingdom	2,870	2,807	2,812	2.2%	2.1%
PCS Spain	1,633	1,562	-	4.5%	-
PCS Poland	921	777	741	18.5%	24.2%
PCS Rest of World	3,284	2,879	2,782	14.1%	18.0%
Eliminations	(102)	(96)	(90)	5.5%	12.6%

Home Communication Services (HCS)	11,127	11,389	11,156	(2.3)%	(0.3)%
HCS France	8,714	8,890	8,828	(2.0)%	(1.3)%
HCS Poland	1,543	1,637	1,560	(5.7)%	(1.0)%
HCS Rest of World	959	937	837	2.3%	14.6%
Eliminations	(89)	(75)	(69)	20.0%	31.2%

Enterprise Communication Services (ECS)	3,820	4,095	3,922	(6.7)%	(2.6)%

Directories	512	482	482	6.4%	6.4%

Eliminations	(3,033)	(3,137)	(2,879)	(3.3)%	5.4%

Total Group	25,855	25,487	23,665	1.4%	9.3%

The France Telecom Group recorded revenues of 25,855 million euros in the first half of 2006, an increase of 9.3% on an historical basis and 1.4% on a comparable basis over the first half of 2005.

On an historical basis, the 9.3% growth in Group revenues, representing an increase of 2,190 million euros, between the first half of 2005 and the first half of 2006, notably reflects:

-	the favorable impact of changes in the scope of consolidation and other changes, which amounts to 1,652 million euros between the two periods, primarily reflecting the impact of the acquisition of the Spanish mobile operator Amena in November 2005 for 1,554 million euros and the impact of the full consolidation of the Senegalese subsidiaries for 124 million euros, partially offset by the impact of the sale of France Télécom Câble (FTC) on March 31, 2005 for -36 million euros;

-	and the positive impact of foreign exchange fluctuations, which totaled 170 million euros between the two periods, primarily related to the change in the Polish zloty for 107 million euros and the US Dollars for 64 million euros.

On a comparable basis, revenues for the France Telecom group rose 1.4% between the first half of 2005 and the same period in 2006, an increase of 368 million euros. This increase reflects:

-	the growth in the Personal Communication Services (PCS) segment, driven by a dynamic increase in the number of customers, with revenues up 6.1% to 13,429 million euros in the first half of 2006, with growth in all sub-segments;

-	and, to a lesser extent, the growth in the Directories segment, which posted revenues of 512 million euros, a rise of 6.4%, in the first half of 2006.

At the same time, the negative change in revenues for the France Telecom group between the first half of 2005 and the second half of 2006 on a comparable basis was partially affected by:

-	first, the decline of 6.7% in revenues recorded by the Enterprise Communication Services (ECS) segment, which totaled 3,820 million euros in the first half of 2006. The downward trend in fixed-line telephone traffic and the effect of the migration of traditional data services to leading-edge network services were, however, partially offset by the growth in advanced network services and integration and facilities management services;

-	and, second, by the 2.3% drop in revenues for the Home Communication Services (HCS) segment, which recorded revenues of 11,127 million euros in the first half of 2006. The decline in traditional fixed-line services in France and in Poland was limited by the rapid growth in consumer ADSL broadband services, particularly in France.

On an historical basis, the number of France Telecom group customers through controlled companies was 149.0 million as of June 30, 2006, up 16.9% from June 30, 2005. Thus, the Group added 21.5 million new customers between June 30, 2005 and June 30, 2006. With 88.7 million customers at June 30, 2006, mobile telephony added 21.9 million new customers between the two periods, including 10.7 million customers for the Spanish mobile operator Amena acquired on November 8, 2005, an increase of 32.8% in one year. The number of customers subscribing to mobile broadband offers rose sharply from 0.3 million at June 30, 2005 to 2.9 million at June 30, 2006. Likewise, the number of Consumer ADSL broadband customers rose rapidly to 8.5 million at June 30, 2006, an increase of 39% in one year. The total number of Internet customers (broadband and low-speed) was 11.9 million at June 30, 2006, up 4.9% over June 30, 2005 (0.6 million additional customers). The number of traditional fixed-line telephony customers declined 2% with 48.4 million at June 30, 2006.

On a comparable basis, the number of France Telecom group customers advanced 7.9% from June 30, 2005 to June 30, 2006. The growth in the number of mobile telephone customers (14.8%) and the number of Internet customers (5.0%) more than offset the 2.3% decline in the number of traditional fixed-line telephony customers.

2.1.2 Operating expenses

2.1.2.1 Operating expenses excluding labour expenses (wages and employee benefit expenses)

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
External purchases (1)	(11,051)	(10,433)	(9,326)	5.9%	18.5%

Commercial expenses (1)	(3,585)	(3,349)	(2,836)	7.1%	26.4%
Purchases of handsets and other products sold	(1,860)	(1,803)	(1,553)	3.2%	19.8%
Retail fees and commissions	(1,062)	(930)	(729)	14.2%	45.7%
Advertising, promotional and sponsoring expenses	(663)	(616)	(554)	7.5%	19.6%
Other external purchases (1)	(7,466)	(7,084)	(6,490)	5.4%	15.0%

Other operating income and expenses	(799)	(525)	(550)	52.2%	45.3%

OPEX excluding labour expenses (wages and employee benefit expenses) (1)	(11,850)	(10,958)	(9,876)	8.1%	20.0%

(1)	See definition in Section 5.4 “Glossary”.

Operating expenses excluding labour expenses (wages and employee benefit expenses) included in the GOM (see definition in Section 5.4 “Glossary”) amounted to –11,850 million euros in the first half of 2006, compared with –9,876 million euros in the first half of 2005 on an historical basis and –10,958 million euros on a comparable basis.

On an historical basis, operating expenses excluding labour expenses (wages and employee benefit expenses) rose 20.0%, an impact of -1,974 million euros, between the two periods. This increase reflects the negative impact of changes in the scope of consolidation and other changes (-1,002 million euros), primarily resulting from the acquisition of the Spanish mobile operator Amena in November 2005 as well as the negative effects of foreign exchange fluctuations (-80 million euros).

On a comparable basis, operating expenses including labour expenses (wages and benefit expenses) were up 8.1%, an impact of -892 million euros between the two periods, and reflect the 5.9% increase in external purchases (see definition in Section 5.4 “Glossary”), particularly commercial expenses (see definition in Section 5.4 “Glossary”) as well as the 52.2% increase in other operating expenses (net of other operating income).

•	External purchases

In the first half of 2006, external purchases totaled –11,051 million euros compared with –9,326 million euros in the first half of 2006 on an historical basis and –10,433 million euros on a comparable basis.

On an historical basis, the 18.5% increase in external purchases between the two periods, representing –1,725 million euros, was primarily driven by the negative impact from changes in the scope of consolidation, foreign exchange fluctuations and other changes which totaled –1,107 million euros and primarily reflects the impact of the acquisition of the Spanish mobile operator in Amena in November 2005.

External purchases on a comparable basis rose 5.9% between first half 2005 and first half 2006. This increase results primarily from the 7.1% rise in commercial expenses, which reflect the Group’s efforts in a more competitive market to retain existing customer bases and win new customers. Excluding commercial expenses, other external purchases (see definition in Section 5.4 “Glossary”) rose 5.4%, generated notably by (i) the increase in services fees and inter-operator costs, primarily because of the growth in the mobile telephony activity and the expansion of unlimited offers, (ii) higher outsourcing fees relating to technical operation and maintenance, notably tied to the rapid growth of broadband ADSL multi-services offers and unbundling of telephone lines, and (iii) higher IT expenses, particularly for the customer service platforms.

•	Other operating income and expenses

In the first half of 2006, other operating income and expenses totaled -799 million euros versus -550 million euros on an historical basis and -525 million euros on a comparable basis in the first half of 2005, which is a 45.3% surge on an historical basis and 52.2% on a comparable basis.

On a comparable basis, the increase of -274 million euros in other operating income and expenses between the two periods reflects principally (i) the reversal of a provision for 199 million euros on the Group’s operations in Lebanon in the first half of 2005, a non-recurring item in 2006, and (ii) the increase of -72 million euros in income and operating taxes between the two periods. The impact of these items was partially offset by an income of 74 million euros in the first half of 2006 for a settlement indemnity on the Group’s businesses in Lebanon.

2.1.2.2 Labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the GOM (see definition in Section 5.4 “Glossary”) do not include employee profit-sharing and share-based compensation (see Section 2.2 “From Group Gross Operating Margin to operating income”).

•	Number of employees (active employees at the end of the period)(1)

	Half year ended June 30
	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
France Télécom S.A.	104,670	108,845	105,479	(3.8)%	(0.8)%
Subsidiaries in France	12,993	12,784	16,074	1.6%	(19.2)%
Total France	117,663	121,629	121,553	(3.3)%	(3.2)%

International subsidiaries	82,000	82,228	78,644	(0.3)%	4.3%
Total Group	199,663	203,857	200,197	(2.1)%	(0.3)%

(1)	See definition in Section 5.4 “Glossary”.

•	Average number of employees (full-time equivalent)(1)

	Half year ended June 30
	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
France Télécom S.A.	101,863	106,412	103,085	(4.3)%	(1.2)%
Subsidiaries in France	12,854	12,711	16,553	1.1%	(22.3)%
Total France	114,717	119,123	119,638	(3.7)%	(4.1)%

International subsidiaries	79,907	80,983	77,612	(1.3)%	3.0%
Total Group	194,624	200,106	197,250	(2.7)%	(1.3)%

(1)	See definition in Section 5.4 “Glossary”.

•	Labour expenses (wages and employee benefit expenses) (1)

	Half year ended June 30
(in millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
France Télécom S.A.	(2,781)	(2,796)	(2,675)	(0.5)%	4.0%
Subsidiaries in France	(397)	(371)	(500)	6.9%	(20.7)%
Total France	(3,178)	(3,167)	(3,175)	0.3%	0.1%

International subsidiaries	(1,360)	(1,412)	(1,314)	(3.7)%	3.5%
Total Group	(4,538)	(4,579)	(4,489)	(0.9)%	1.1%

(1)	See definition in Section 5.4 “Glossary”.

On an historical basis, labour expenses (wages and employee benefit expenses) of the France Telecom group rose 1.1% between the first half of 2005 and the first half of 2006, and amounted to –4,538 million euros in the first half of 2006, because of the negative impact of changes in the scope of consolidation and other changes (-58 million euros) generated primarily by the acquisition of the Spanish mobile operator Amena in November 2005 and because of the negative impact of foreign exchange fluctuations (-32 million euros).

On a comparable basis, labour expenses (wages and employee benefit expenses) declined 0.9% between the two periods from - 4,579 million euros, or 18.0% of revenues, in the first half of 2005 to –4,538 million euros, or 17.5% of revenues in the first half of 2006. This decrease breaks down as follows:

-	–2.74% for the volume effect, related to the decline in the average number of employees;

-	+0.46% for the structural effect, reflecting the difference between the average cost and the actual cost recorded for arrivals and departures;

-	and +1.38% for the change in the average unit cost.

Between the first half of 2005 and the first half of 2006, the labour expenses (wages and employee benefit expenses) of France Télécom S.A. rose 4.0% on an historical basis, primarily taking into account the merger of France Télécom S.A. with its subsidiary

Transpac (previously consolidated with Subsidiaries in France) on January 1, 2006. On a comparable basis, the labour expenses (wages and benefits) of France Télécom S.A. fell 0.5% between the two periods. This decrease primarily reflects the reduction in the workforce, which was partially offset by (i) salary hikes as the result of general measures for civil servants and the increase in the base salaries of employees under the national collective wage agreement, (ii) the 2006 payment of the balance of the contribution to the financing of the Works Council for the year 2005, (iii) the increase in the variable compensation paid to the sales teams, and (iv) the employer’s contribution to the Collective Retirement Savings Plan (Plan d’Épargne Retraite Collectif - PERCO) for employees in the first half of 2006.

2.1.3 Gross operating margin

On an historical basis, the GOM of the France Telecom group totaled 9,467 million euros in the first half of 2006, an increase of 1.8% over the first half of 2005. Between the first half of 2005 and the first half of 2006, the increase in the Group’s GOM resulted from:

-	the positive impact of changes in the scope of consolidation and other changes, which totaled 592 million euros between the two periods, and essentially reflects the impact of the acquisition of the Spanish mobile operator Amena in November 2005 for 507 million euros and the impact of the full consolidation of the Senegalese subsidiaries for 84 million euros;

-	and the positive effect of foreign exchange fluctuations, which amounted to 58 million euros between the two periods, primarily related to the change in the Polish zloty for 50 million euros.

On a comparable basis, the Group’s GOM fell 4.9%, from 9,950 million euros in first half 2005 to 9,467 million euros in first half 2006. This decrease is primarily the result of:

-	the 13.0% drop in the GOM for the Home Communication Services segment, generated in large part by (i) the decline in revenues from traditional fixed-line services in France and, to a lesser extent, in Poland, (ii) the reversal of a provision for 199 million euros on the Group’s businesses in Lebanon in the first half of 2005, a non-recurring item in 2006, and (iii) the increase in net external purchases, primarily commercial expenses, outsourcing fees relating to technical operations and maintenance (tied, among other things, to the rapid growth in ADSL broadband multi-services offers and unbundling of telephone lines) and IT expenses (primarily for the development of customer service platforms);

-	and the 12.3% decline in the GOM for the Enterprise Communications Services segment, because of the drop in revenues from fixed-line telephony and traditional data services to businesses, and partially offset by the savings realized on all operating expenses included in the GOM.

These changes were, however, partially offset by the 3.3% growth, on a comparable basis, in the GOM for the Personal Communication Services (PCS) segment, driven by the 15.6% increase in the GOM for the PCS Rest of World segment.

Finally, the ratio of GOM to revenues was 36.6% in the first half of 2006, compared with 39.3% in the first half of 2005 on an historical basis and 39.0% on a comparable basis. In a transition phase, the decline in the ratio of GOM to revenues between the two periods mainly reflects the substantial commercial investments made to win and retain customers, the increase in operating expenses included in the GOM related to the accelerated transformation of the Group, and the tougher competitive context.

2.2 FROM GROUP GROSS OPERATING MARGIN TO OPERATING INCOME

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis (1)	historical basis	comparable basis (1)	historical basis
GOM	9,467	9,950	9,300	(4.9)%	1.8%

Employee profit-sharing	(146)	-	(166)	-	(12.1)%
Share-based compensation	(21)	-	(34)	-	(37.7)%
Depreciation and amortization	(3,838)	(3,947)	(3,462)	(2.8)%	10.8%
Impairment of goodwill	-	-	-	-	-
Impairment of non-current assets	(131)	-	(196)	-	(33.3)%
Gains (losses) on disposals of assets	92	-	1,171	-	(92.2)%
Restructuring costs	(106)	-	(174)	-	(39.3)%
Share of profits (losses) of associates	17	-	40	-	(57.7)%

Operating income	5,334	-	6,479	-	(17.7)%

(1)	For the income statement, the data on a comparable basis are established up to the GOM. For items between GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.

•	Employee profit-sharing

	Half year ended June 30
(millions of euros)	2006	2005
		historical basis
France Télécom S.A.	(100)	(106)
Orange France S.A.	(28)	(28)
PagesJaunes S.A.	(6)	(14)
Other subsidiaries	(12)	(18)

Total Group	(146)	(166)

•	Share-based compensation

	Half year ended June 30
(millions of euros)	2006	2005
		historical basis
Charge for the value of stock options	(21)	(34)

Total Group	(21)	(34)

•	Depreciation and amortization

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis(1)	historical basis	comparable basis(1)	historical basis
Personal Communication Services (PCS)	(2,047)	(2,119)	(1,675)	(3.4)%	22.2%
Home Communication Services (HCS)	(1,598)	(1,574)	(1,534)	1.5%	4.2%
Enterprise Communication Services (ECS)	(188)	(252)	(250)	(25.3)%	(24.7)%
Directories	(6)	(4)	(5)	39.4%	39.4%
Eliminations	1	2	2	ns	ns

Total Group	(3,838)	(3,947)	(3,462)	(2.8)%	10.8%

(1)	See Section 5.1 “Transition from historical data to data on a comparable basis for first half 2005”.

On an historical basis, the increase of 10.8% in depreciation and amortization, representing an additional expense of -376 million euros, between the first half of 2005 and the first half of 2006, includes notably:

-	the negative effect of the amortization of the customer bases of Amena (following the acquisition of this company in November 2005) and of Sonatel and its subsidiaries Sonatel Mobiles and Ikatel (following the full consolidation of Sonatel in July 2005), for -243 million euros;

-	the negative impact of changes in the scope of consolidation, which totaled -204 million euros between the two periods, and essentially includes the impact of the acquisition of the Spanish mobile operator Amena in November 2005 for -189 million euros and the impact of the full consolidation of the Senegal subsidiaries for -18 million euros;

-	and the negative impact of foreign exchange fluctuations, which amounted to -33 million euros between the two periods.

On a comparable basis, depreciation and amortization fell –2.8%, representing a gain of 109 million euros, between the first half of 2005 and 2006. This decrease primarily reflects the end of the amortization of several of the Group’s customer bases (Orange Personal Communications Services in the United Kingdom, Equant, TP S.A. in Poland, and Orange Communications S.A. in Switzerland), representing a gain of 133 million euros between the two periods.

•	Impairment of goodwill

The Group carries out impairment tests annually or when indicators show that assets may be impaired.

The continued hardening of the economic environment and the fall in the Stoxx Telecom index during the first half of 2006 were analyzed by France Telecom as a potential indicator of impairment, which required the recoverable amount of assets to be re-estimated for the six months to June 30, 2006. The recoverable amount was estimated on the same basis used for the annual test and the asset groupings were similar to those used at December 31, 2005.

The test conducted at June 30, 2006 did not lead to the recognition of impairment losses on goodwill (see Note 4 to the consolidated financial statements).

•	Impairment of non-current assets

The impairment on non-current assets (see Note 4 to the consolidated financial statements) amounted to -131 million euros in the first half of 2006, down from -196 million euros in the first half of 2005, including -185 million euros for the Equant brand following the decision to replace it with the Orange trademark as part of the implementation of the “NExT” plan (“New Experience in Telecommunications”, the Group’s 2006 – 2008 Program).

•	Gains (losses) on disposal of assets (1)

	Half year ended June 30
(millions of euros)	2006	2005
		historical basis
Sale of cable network activities (2)	84	(2)
Sale of 8% of PagesJaunes Groupe	-	386
Sale of Tower Participations (company holding TDF)	-	377
Sale of MobilCom	-	265
Externalization of the gain on the sale of Eutelsat in 2003	-	74
Sale of Intelsat	-	51
Other stock sales	-	24

Sales of tangible and intangible assets	10	8

Other (3)	(2)	(12)

Total Group	92	1,171

(1)	See Notes 3 and 5 to the consolidated financial statements.
(2)	Sale in January 2006 of all shares representing the 20% interest held in Ypso by the France Telecom group. This minority interest had been acquired by the France Telecom group at the time it sold its cable network operations to Ypso in March 2005.
(3)	This item primarily represents the depreciation on shares and receivables of unconsolidated equity interests.

•	Restructuring costs(1)

	Half year ended June 30
(millions of euros)	2006	2005
		historical basis
Restructuring plans (2)	(78)	(33)
Costs for civil service secondment	(28)	(22)
Early retirement cost	-	(119)

Total Group	(106)	(174)

(1)	See Note 6 to the consolidated financial statements.
(2)	Primarily France Télécom España and its subsidiaries, Orange and its subsidiaries, Equant and TP Group in the first half of 2006. Primarily Equant and Côte d’Ivoire Télécom in the first half of 2005.

•	Share of profits (losses) of associates

	Half year ended June 30
(millions of euros)	2006	2005
		historical
BlueBirds	22	44
Other	(5)	(4)

Total Group	17	40

•	Operating income

The France Telecom group’s operating income totaled 5,334 million euros in the first half of 2006, a decline of –17.7% from 6,479 million euros in the first half of 2005. This decrease of 1,145 million euros primarily reflects the sharp drop in income from asset disposals (-1,079 million euros) and, to a lesser extent, the increase in depreciation and amortization (-376 million euros), which was partially offset by the increase in the GOM (167 million euros).

2.3 FROM GROUP OPERATING INCOME TO NET INCOME

	Half year ended June 30
(millions of euros)	2006	2005
		historical
Operating income	5,334	6,479

Net interest expense	(1,239)	(1,627)
Foreign exchange gain (loss)	20	(118)
Discounting expense	(71)	(82)
Finance costs, net	(1,290)	(1,827)

Income tax	(1,285)	(1,018)
Consolidated net income after tax	2,759	3,634

Minority interests	(413)	(271)
Net income attributable to equity holders of France Télécom S.A.	2,346	3,363

2.3.1 Finance costs, net

The finance costs, net, amounted to –1,290 million euros in the first half, an improvement of 537 million euros over the first half of the previous year (-1,827 million euros). This improvement was generated by: (i) the decrease in net financial interest, representing a gain of 388 million euros between the first half of 2005 and the first half of 2006; (ii) the improvement in the foreign exchange gain, which amounted to 138 million euros between the two periods, and (iii) the decrease in the discounting effect, which contributed 11 million euros to the improved finance costs, net.

France Telecom’s policy is not to engage in speculative transactions when using financial derivatives instruments.

•	Net interest expense

•	Change in net interest expense

(millions of euros)	Half year ended June 30
Net interest expense at June 30, 2005 (historical basis)	(1,627)

Decrease factors
Effect of the decrease in the weighted average cost of the net financial debt (1)	167
Impact of the net interest expense tied to the restructuring of the contract for the sale of the tax loss carryforward for 2001 (an item specific to the first half 2005 and not recurring in the first half 2006)	147
Change in the valuation of the price guarantee given to the minority shareholders of Amena (item specific to the first half of 2006)	76

Increase factors
Effect of the increase in the average amount of outstanding net financial debt (2)	(34)

Other items	32

Net interest expense at June 30, 2006	(1,239)

(1)	See Note 7 to the consolidated financial statements.
(2)	Average amount of outstanding net financial debt, adjusted for the amounts that do not give rise to interest such as accrued interest payables and liabilities related to commitments to purchase minority interests and allowing calculation of the weighted average cost of the net financial debt.

•	Indicators for net interest expense

	Half year ended June 30
(millions of euros)	2006	2005	Change
		historical basis	historical basis
Net interest expense	(1,239)	(1,627)	388

Net financial debt at end of period (1)	47,234	46,255	979
Average amount of outstanding net financial debt over the period (2)	46,282	45,214	1,068
Weighted average cost of net financial debt (3)	5.69%	6.41%	-

(1)	See definition in Section 5.4 “Glossary”.
(2)	Average amount of outstanding net financial debt, adjusted for the amounts that do not give rise to interest such as accrued interest payables and liabilities related to commitments to purchase minority interests and allowing calculation of the weighted average cost of the net financial debt.
(3)	See Note 7 to the consolidated financial statements.

The change in France Telecom’s net financial debt is described in Section 4.2 “Net financial debt”.

•	Foreign exchange gains (losses)

	Half year ended June 30
(millions of euros)	2006	2005
		historical basis
France Télécom S.A. (1)	21	(139)
Other	(1)	21

Total Group	20	(118)

(1)	Primarily related to the depreciation of the US dollar and the Polish zloty against the euro in the first half of 2006. Primarily related to the appreciation of the US dollar and the pound sterling against the euro in the first half of 2005.

•	Discounting expense

The discounting effect primarily concerns the commitments for early retirement plans and employee benefits and totaled -71 million euros in 2005, compared with -82 million euros in the previous year.

2.3.2 Income Tax

The income tax charge in the first half of 2006 totaled –1,285 million euros, compared with an expense of 1,018 million euros for the first half of 2005.

2.3.3 Net income

Net income for the France Telecom consolidated group amounted to 2,759 million euros in the first half of 2006, down from 3,634 million euros in the first half of 2005.

The increase in minority interests between first half 2005 (-271 million euros) and first half 2006 (-413 million euros) was generated first by the acquisition of 45.9% of the minority interests in Equant and, second, the full consolidation of Sonatel and its subsidiaries Sonatel Mobiles and Ikatel in 2005.

Finally, the net income attributable to equity holders of France Télécom S.A. dropped from 3,363 million euros in the first half of 2005 to 2,346 million euros in the first half of 2006.

2.4 GROUP CAPITAL EXPENDITURES

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
CAPEX (1)	3,055	2,953	2,713	3.5%	12.6%
CAPEX / Revenues	11.8%	11.6%	11.5%

GSM / UMTS licenses	282	92	88	ns	ns

Financial investments(1)	212	-	1,029	-	(79.4)%

(1)	See definition in Section 5.4 “Glossary”.

2.4.1 Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses

•	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses (1) by business segment

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Personal Communication Services (PCS)	1,586	1,618	1,412	(2.0)%	12.3%
Home Communication Services (HCS)	1,261	1,153	1,119	9.4%	12.7%
Enterprise Communication Services (ECS)	200	176	177	13.7%	13.0%
Directories	8	6	5	47.0%	47.0%
Eliminations	-	-	-	-	-

Total Group	3,055	2,953	2,713	3.5%	12.6%

(1)	See definition in Section 5.4 “Glossary” and Note 2 to the consolidated financial statements.

On an historical basis, the increase of 12.6% in capital expenditures excluding licenses, equal to 342 million euros, between first half 2005 and first half 2006, primarily includes:

-	the effects of changes in the scope of consolidation and other changes, which amounted to 217 million euros between the two periods, and essentially represents the impact of the acquisition of the Spanish wireless operator Amena in November 2005 for 193 million euros as well as the impact of the full consolidation of the Senegal subsidiaries for 26 million euros;

-	and the impact of foreign exchange fluctuations, which amounted to 23 million euros between the two periods.

On a comparable basis, the increase in capital expenditures on tangible and intangible assets excluding licenses was 3.5% between the first half of 2005 and the first half of 2006, which is an increase of 102 million euros, principally driven by the increase of 108 million euros in capital expenditures for the Home Communication Services (HCS) business segment.

•	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses by type

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Mobile networks (excluding licenses)	1,174	1,219	1,041	(3.7)%	12.7%
Fixed line networks	650	689	672	(5.7)%	(3.3)%
IT and customer service platforms	757	694	654	9.1%	15.8%
Other	474	351	346	35.3%	37.0%
of which Leased lines and Livebox	141	79	46	77.0%	ns

Total Group	3,055	2,953	2,713	3.5%	12.6%

In the first half of 2006, investments in mobile networks (excluding licenses) were down 3.7% on a comparable basis in the first half of 2006, primarily owing to the decline in capital expenditures on equipment and on changes in the 2nd-generation wireless networks, and the reduction in investments in the EDGE technology networks in France and Poland, which were particularly substantial in the first half of 2005. These reductions were partially offset by the increase in investments in the wireless networks (excluding licenses) of the high-growth subsidiaries in the Rest of the World, notably in the Netherlands, Senegal, Slovakia and Mali.

Capital expenditures on fixed-line networks were down 5.7% between first half 2005 and first half 2006 on a comparable basis, reflecting the slowdown in investments in access and switched networks as part of the effort to control the Group’s capital expenditures in the first half of 2006.

In contrast, the growth in capital expenditures for IT systems and customer service platforms between the first six months of 2005 and the first half of 2006, is notably the result of (i) the rapid growth of the “Voice over IP” technology within the fixed line segments, and (ii) the increase in expenditures for the Orange Internet portal and the expansion of value-added services within the mobile businesses.

Finally, the increase in other capital expenditures on tangible and intangible assets excluding licenses between the two periods was primarily due, first, to the increase in investments on terminals, the result of the success of Livebox and the MaLigne TV offer and, second, the increase in capitalized investment expenditures in Research and Development.

2.4.2 GSM and UMTS licenses

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Orange France and other (1)	282	-	2	-	ns
ECMS (2)	-	65	61	ns	ns
Orange Romania (3)	-	27	25	ns	ns

Total Group	282	92	88	ns	ns

(1)	Primarily representing the discounted amount of the fixed portion of the 15-year renewal of Orange France’s GSM license.
(2)	Acquisition of additional GSM frequencies in Egypt.
(3)	Acquisition of a UMTS license in Romania.

2.4.3 Financial investments (1)

	Half year ended June 30
(millions of euros)	2006	2005
		historical basis
Amena (2)	109	-
JITCO (parent company of Jordan Telecommunications Company) (3)	60	-
Orange Romania	-	408
Equant	-	591
Other financial investments	43	30

Group Total	212	1,029

(1)	See definition in Section 5.4 “Glossary” and Note 3 to the consolidated financial statements.
(2)	Including 60 million euros in costs for the capital increase completed in 2005 in the context of the acquisition of the Spanish mobile operator Amena. See also Note 3 to the consolidated financial statements.
(3)	At the end of this transaction, France Telecom held 100% of JITCO, which itself held 40% of Jordan Telecommunications Company (JTC) as of June 30, 2006. See also Section 1. “Overview” and Notes 3 and 10 to the consolidated financial statements.

3.	ANALYSIS OF OPERATING INCOME AND CAPITAL EXPENDITURES ON TANGIBLE AND INTANGIBLE ASSETS BY BUSINESS SEGMENT

In order to reflect the changes in the Group and the structure of its operations based on its different businesses, as of January 1, 2005, France Telecom defined the following four business segments:

-	the “Personal Communication Services” segment (referred to hereinafter as PCS) covers the mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and in the Rest of the World. It includes the entire Orange and Amena subsidiaries, as well as the mobile telephony business of TP Group (with its subsidiary PTK Centertel) and that of the other international companies in the Group;

-	the “Home Communication Services” segment (referred to hereinafter as HCS) covers the fixed telecommunications services activities (fixed telephony, Internet services, and services to operators) in France, Poland and in the Rest of World and the distribution activities and support functions provided to other segments of the France Telecom group;

-	the “Enterprise Communication Services” segment (referred to hereinafter as ECS) covers corporate solutions and communication services to enterprises in France and throughout the world;

-	the “Directories” segment corresponds to the activities of PagesJaunes Groupe.

•	Operating aggregates by business segment at June 30, 2006

	Half year ended June 30, 2006
(millions of euros)	PCS	HCS	ECS	Directories	Elimin. and not allocated	Total Group
Revenues	13,429	11,127	3,820	512	(3,033)	25,855
external	12,954	8,784	3,610	507	-	25,855
inter-segment	475	2,343	210	5	(3,033)	-

GOM	4,884	3,542	833	209	(1)	9,467

Employee profit-sharing	(34)	(98)	(8)	(6)	-	(146)
Share-based compensation	(11)	(7)	(1)	(2)	-	(21)
Depreciation and amortization	(2,047)	(1,598)	(188)	(6)	1	(3,838)
Impairment of goodwill	-	-	-	-	-	-
Impairment of non-current assets	(125)	(5)	(1)	-	-	(131)
Gains (losses) on disposals of assets	-	-	-	-	92	92
Restructuring costs	(41)	(50)	(15)	-	-	(106)
Share of profits (loss) of associates	(5)	22	-	-	-	17

Operating income						5,334
allocated by business segment	2,621	1,806	620	195	-	5,242
not allocable	-	-	-	-	92	92

CAPEX	1,586	1,261	200	8	-	3,055
UMTS / GSM licenses	282	-	-	-	-	282

GOM - CAPEX	3,298	2,281	633	201	(1)	6,412

Average number of employees (full-time equivalent)	37,392	135,441	17,066	4,725	-	194,624

•	Operating aggregates by business segment at June 30, 2005 (comparable basis) (1)

	Half year ended June 30, 2005
(millions of euros)	PCS	HCS	ECS	Directories	Elimin. and not allocated	Total Group
Revenues	12,658	11,389	4,095	482	(3,137)	25,487
external	12,177	8,953	3,881	476	-	25,487
inter-segment	481	2,436	214	6	(3,137)	-

GOM	4,728	4,070	950	204	(2)	9,950

Employee profit-sharing	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-
Amortization and depreciation	(2,119)	(1,574)	(252)	(4)	2	(3,947)
Impairment of goodwill	-	-	-	-	-	-
Impairment of non-current assets	-	-	-	-	-	-
Gains (losses) on disposals of assets	-	-	-	-	-	-
Cost of restructuring	-	-	-	-	-	-
Share of profits (losses) of associates	-	-	-	-	-	-

Operating income						-
allocated by business segment	-	-	-	-	-	-
not allocable	-	-	-	-	-	-

CAPEX	1,618	1,153	176	6	-	2,953
UMTS / GSM licenses	92	-	-	-	-	92

GOM - CAPEX	3,110	2,917	774	198	(2)	6,997

Average number of employees (full-time equivalent)	36,044	142,680	16,749	4,633	-	200,106

(1)	See Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2005”. For the income statement, the data on a comparable basis are established up to the GOM. For items between GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.

•	Operating aggregates by business segment at June 30, 2005 (historical basis)

	Half year ended June 30, 2006
(millions of euros)	PCS	HCS	ECS	Directories	Elimin. and not allocated	Total Group
Revenues	10,984	11,156	3,922	482	(2,879)	23,665
external	10,528	8,914	3,747	476	-	23,665
inter-segment	456	2,242	175	6	(2,879)	-

GOM	4,142	3,971	986	203	(2)	9,300

Employee profit-sharing	(34)	(108)	(9)	(15)	-	(166)
Share-based compensation	(14)	(6)	(10)	(4)	-	(34)
Depreciation and amortization	(1,675)	(1,534)	(250)	(5)	2	(3,462)
Impairment of goodwill	-	-	-	-	-	-
Impairment of non-current assets	-	(13)	(183)	-	-	(196)
Gains (losses) on disposals of assets	-	-	-	-	1,171	1,171
Restructuring costs	7	(151)	(30)	-	-	(174)
Share of profits (loss) of associates	-	40	-	-	-	40

Operating income						6,479
allocated by business segment	2,426	2,199	504	179	-	5,308
not allocable	-	-	-	-	1,171	1,171

CAPEX	1,412	1,119	177	5	-	2,713
UMTS / GSM licenses	88	-	-	-	-	88

GOM - CAPEX	2,730	2,852	809	198	(2)	6,587

Average number of employees (full-time equivalent)	34,068	141,831	16,718	4,633	-	197,250

3.1 PERSONAL COMMUNICATION SERVICES (PCS)

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Revenues	13,429	12,658	10,984	6.1%	22.3%

GOM	4,884	4,728	4,142	3.3%	17.9%
GOM / Revenues	36.4%	37.3%	37.7%

CAPEX	1,586	1,618	1,412	(2.0)%	12.3%
CAPEX / Revenues	11.8%	12.8%	12.9%
UMTS / GSM licenses	282	92	88	ns	ns

GOM —CAPEX	3,298	3,110	2,730	6.0%	20.8%

Average number of employees (full-time equivalent)	37,392	36,044	34,068	3.7%	9.8%

(1)	See Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2005”.

The “Personal Communication Services” segment (hereinafter PCS) includes mobile telecommunications services in France, the United Kingdom, Spain, Poland, and the Rest of the World.

The Personal Communication Services (PCS) segment consists of five sub-segments:

-	the PCS France sub-segment, which includes the subsidiaries Orange in metropolitan France, Orange Caraïbes and Orange Réunion;

-	the PCS United Kingdom sub-segment, with the Orange subsidiary in the United Kingdom;

-	the PCS Spain sub-segment, with the subsidiary Amena;

-	the PCS Poland sub-segment, with the subsidiary PTK Centertel;

-	and the sub-segment PCS Rest of World, which includes the international subsidiaries outside France, the United Kingdom, Spain and Poland; i.e. primarily in Belgium, Moldavia, the Netherlands, Romania, Slovakia, Switzerland, Egypt, Jordan, Botswana, Cameroon, Ivory Coast, Equatorial Guinea, Madagascar, Mali, Senegal and the Dominican Republic.

3.1.1 Personal Communication Services France (PCS France)

•	Financial data and work force – PCS France

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Revenues	4,823	4,729	4,739	2.0%	1.8%

GOM	1,934	1,942	1,942	(0.4)%	(0.4)%
GOM / Revenues	40.1%	41.1%	41.0%

CAPEX	486	523	536	(7.1)%	(9.3)%
CAPEX / Revenues	10.1%	11.1%	11.3%
UMTS / GSM licenses	284	-	-	-	-

GOM – CAPEX	1,448	1,419	1,406	2.0%	2.9%

Average number of employees (full-time equivalent)	7,102	7,074	7,312	0.4%	(2.9)%

•	Operating indicators – PCS France

	Half year ended June 30
	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Total number of customers (1)	22,390	21,440	21,440	4.4%	4.4%
Number of contract customers (1)	14,076	13,220	13,220	6.5%	6.5%
Number of prepaid customers (1)	8,314	8,220	8,220	1.1%	1.1%

ARPU (2) (€)	416.5	429.0	429.0	(2.9)%	(2.9)%
AUPU (2) (minutes)	182	172	172	5.9%	5.9%

(1)	In thousands. End of period.
(2)	See definition in Section 5.4 “Glossary”.

•	Revenues - PCS France

On an historical basis, revenues for the PCS France sub-segment rose 1.8% between the first half of 2005 and the same period in 2006.

On a comparable basis, the 2.0% growth in revenues between the two periods was generated by the increase in network revenues (see definition in Section 5.4 “Glossary”). Excluding the impact of the decline in call termination prices, network revenues rose 6.5% in the first half of 2006 from the first half of 2005. This growth is largely driven by the significant jump in the number of customers, which rose 4.4% to nearly 22.4 million customers at June 30, 2006, and the increase in the proportion of contract customers in the total number of customers, which equaled 62.9% at June 30, 2006, up from 61.7% one year earlier. The improvement in revenues recorded with the mobile virtual network operators (MVNOs) also contributed to the growth in the network revenues.

The average use per customer (AUPU) (see definition in Section 5.4 “Glossary”) was up 5.9% at June 30, 2006, while revenues from “non-voice” services (see definition in Section 5.4 “Glossary”) jumped 12.8%. In the first half of 2006, “non-voice” services as a percentage of network revenues was 15.5% compared with 13.9% in the first half of 2005.

Average revenue per customer (ARPU) (see definition in Section 5.4 “Glossary”) was down 2.9% at June 30, 2006, -2.5% of which was due to the unfavorable impact of the decrease in “voice” and text messaging (SMS) call termination rates.

•	Gross operating margin – PCS France

On an historical basis, operating expenses included in the GOM rose from –2,797 million euros in the first half of 2005 to –2,889 million in the first half of 2006, an increase of 3.3%. On a comparable basis, operating expenses included in the GOM rose 3.7% between the two periods. This increase reflects the increase in traffic and the costs generated by the expansion of the broadband network, partially offset by first, the good control of management costs and second, the positive impact of the decrease in call termination rates on service fees and inter-operator costs.

The ratio of GOM excluding commercial expenses to revenues rose 0.8 point on an historical basis, reaching 58.0% in the first half of 2006, up from 57.2% in the first half of the previous year. On a comparable basis, this ratio improved by 0.2 point between the first half of 2005 and the first half of 2006.

On an historical basis, commercial expenses for the sub-segment PCS France rose 12.0% between first half 2005 and first half 2006. On a comparable basis, commercial expenses rose 9.2% between the two periods.

Commercial expenses as a percentage of revenues rose from 16.3% in the first half of 2005 on an historical basis (16.7% on a comparable basis) to 17.9% in the first half of this year 2006. This increase reflects the efforts made for the promotion and development of mobile broadband offers in a fiercely competitive context, efforts that were rewarded by the very sharp increase in the number of mobile broadband customers, which totaled 1.9 million at June 30, 2006, and by a 4.4% rise in the total number of customers for all offers (including 6.5% growth in the number of contract customers).

The GOM for the PCS France sub-segment fell 0.4%, on both an historical and a comparable basis, from 1,942 million euros in the first half of 2005 to 1,934 million euros in the first half of 2006, which is a ratio of GOM to revenues equal to 40.1% in the first half of 2006, down from 41.1% in the first half of 2005.

•	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses – PCS France

Excluding GSM and UMTS licenses, capital expenditures on the PCS France sub-segment declined 9.3% on an historical basis to equal 486 million euros in the first half of 2006, compared with 536 million euros in the first half of 2005. On a comparable basis, the decrease of –7.1% in capital expenditures excluding licenses was primarily due to a half-year distribution in 2005 that differed from the effect in 2006, with particularly high expenditures on the EDGE network in the first half of 2005.

•	GSM and UMTS licenses – PCS France

GSM and UMTS licenses totaled 284 million euros in the first half of 2006. This amount represents the discounted amount of the fixed portion for the next fifteen years, as of March 2006, for the renewal of Orange France’s GSM license.

3.1.2 Personal Communication Services United Kingdom (PCS UK)

•	Financial data and work force – PCS United Kingdom

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Revenues	2,870	2,807	2,812	2.2%	2.1%

GOM	765	764	764	0.0%	0.1%
GOM / Revenues	26.6%	27.2%	27.2%

CAPEX	256	250	251	2.5%	2.3%
CAPEX / Revenues	8.9%	8.9%	8.9%
UMTS / GSM licenses	-	-	-	-	-

GOM - CAPEX	508	514	514	(1.1)%	(1.0)%

Average number of employees (full-time equivalent)	12,065	11,843	11,843	1.9%	1.9%

•	Operating indicators – PCS United Kingdom

	Half year ended June 30
	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Total number of customers (1)	14,951	14,459	14,459	3.4%	3.4%
Number of contract customers (1)	4,731	4,925	4,925	(3.9)%	(3.9)%
Number of prepaid customers (1)	10,220	9,534	9,534	7.2%	7.2%

ARPU (2) (£)	261	267	267	(2.2)%	(2.2)%
AUPU (2) (minutes)	146	144	144	1.4%	1.4%

(1)	In thousands. End of period.
(2)	See definition in Section 5.4 “Glossary”.

•	Revenues - PCS United Kingdom

Revenues on an historical basis for the PCS United Kingdom sub-segment rose 2.1% over the first half of 2005 to total 2,870 million euros. This change was driven by the intrinsic growth in the business of PCS UK.

On a comparable basis, the PCS UK sub-segment recorded revenue growth of 2.2% between the two periods. Revenues excluding equipment revenues (see definition in Section 5.4 “Glossary”) were up 2.5%, and included

-	the 3.4% increase in the total number of customers between June 30, 2005 and June 30, 2006 (representing more than 0.49 million additional customers between the two periods), with 14.95 million customers at June 30, 2006, versus 14.46 million one year earlier. This growth was driven by the 7.2% surge in the number of prepaid customers (0.686 million additional customers between June 30, 2005 and June 30, 2006);

-	the 5.3% growth in revenues from “non-voice” services, related to the increased use of multimedia messaging (MMS) and data services. In the first half of 2006, “non-voice” services as a percentage of network revenues was 19.8% compared with 19.2% in the first half of 2005;

-	and the growth in “voice” traffic, with the AUPU up 1.4% at June 30, 2006 from June 30, 2005.

These positive effects were partially offset by a more competitive environment reflected in the 2.2% drop in the ARPU between June 30, 2005 and June 30, 2006.

•	Gross operating margin – PCS United Kingdom

On a comparable basis, operating expenses for the PCS UK sub-segment amounted to 2,105 million euros in the first half of 2006, compared to expenses of 2,043 million euros in the first half of the previous year (-2,048 million euros on an historical basis), an increase of 3.1% between the two periods (2.8% increase on an historical basis).

This increase reflects the increase in service fees and inter-operator costs between the first half of 2005 and the first half of 2006, partially offset by a decline in commercial expenses (related to the 3.9% drop in the number of contract customers at June 30, 2006).

On both an historical and comparable basis, the GOM for the PCS United Kingdom sub-segment remained stable overall between first half 2005 and the same period in 2006, and totaled 765 million euros in first half 2006. The ratio of GOM to revenues was 26.6% at June 30, 2006, compared to 27.2% at June 30, 2005.

•	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses – PCS United Kingdom

Capital expenditures on tangible and intangible assets excluding licenses rose 2.3% on an historical basis and 2.5% on a comparable basis to total 256 million euros in the first half of 2006.

3.1.3 Personal Communication Services Spain (PCS Spain)

Following the acquisition of the Spanish mobile operator Amena in November 2005, this company, which forms the PCS Spain sub-segment, has been fully consolidated since November 2005.

•	Financial data and work force – PCS Spain

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Revenues	1,633	1,562	-	4.5%	-

GOM	489	507	-	(3.5)%	-
GOM / Revenues	30.0%	32.5%

CAPEX	184	193	-	(4.3)%	-
CAPEX / Revenues	11.3%	12.3%
UMTS / GSM licenses	-	-	-	-	-

GOM—CAPEX	305	315	-	(3.1)%	-

Average number of employees (full-time equivalent)	2,097	2,146	-	(2.3)%	-

•	Operating indicators – PCS Spain

	Half year ended June 30
	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Total number of customers (1)	10,664	9,692	-	10.0%	-
Number of contract customers (1)	5,149	4,627	-	11.3%	-
Number of prepaid customers (1)	5,514	5,064	-	8.9%	-

ARPU (2) (€)	307	-	-	-	-
AUPU (2) (minutes)	126	112	-	12.5%	-

(1)	In thousands. End of period.
(2)	See definition in Section 5.4 “Glossary”.

•	Revenues for PCS Spain

On a comparable basis, the 4.5% revenue growth recorded by the PCS Spain sub-segment between the first half of 2005 and the same period in 2006 was primarily generated by the 10.0% increase in the total number of customers, which reached 10.7 million at June 30, 2006 (nearly one million additional customers in one year). This increase reflects both the 11.3% growth of contract customers and the 8.9% rise in prepaid customers over the period.

The lower growth in revenues compared with the increase in customers results from the negative impact of the decrease in call termination rates to the wireless network and slower revenue growth for “non-voice” services.

The average use per customer (AUPU) was up 12.5% at June 30, 2006, stimulated by the decline in the average price for outgoing calls.

•	Gross operating margin – PCS Spain

Between first half 2005 and first half 2006, the operating expenses included in the GOM rose 8.4% on a comparable basis, mainly under the effect of the increase in service fees and inter-operator costs generated by higher traffic, and higher commercial expenses and call center outsourcing fees.

On a comparable basis, commercial expenses rose 3.8% between the two periods to -468 million euros in the first half of 2006, primarily reflecting the rise in retail fees and commissions and advertising expenses.

The GOM for the PCS Spain sub-segment dropped 3.5% on a comparable basis to 489 million euros for the first half of 2006, down from 507 million euros in the first half of 2005. This change was caused notably by (i) the negative impact from the decrease in call termination prices on wireless networks, and (ii) the increase in operating expenses, notably because of the rise in service fees and inter-operator costs and commercial expenses. The GOM excluding commercial expenses remained generally stable between the first half of 2005 and the same period in 2006.

•	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses – PCS Spain

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses fell 4.3% to total 184 million euros in the first six months of 2006. This change reflects the slower deployment of the 3rd-generation network (UMTS) in the first half, offset by the continued expansion of the existing network in zones only slightly covered or not covered by Amena in Spain.

3.1.4 Personal Communication Services Poland (PCS Poland)

•	Financial data and work force – PCS Poland

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Revenues	921	777	741	18.5%	24.2%

GOM	299	305	291	(1.9)%	2.9%
GOM/Revenues	32.5%	39.2%	39.2%

CAPEX	113	141	135	(19.7)%	(15.8)%
CAPEX/Revenues	12.3%	18.2%	18.2%
UMTS/GSM licenses	-	-	-	-	-

GOM - CAPEX	186	164	156	13.5%	19.1%

Average number of employees (full-time equivalent)	3,142	3,052	3,052	2.9%	2.9%

•	Operating indicators – PCS Poland

	Half year ended June 30
	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Total number of customers (1)	11,127	8,634	8,634	28.9%	28.9%
Number of contract customers (1)	4,363	3,639	3,639	19.9%	19.9%
Number of Prepaid customers (1)	6,763	4,995	4,995	35.4%	35.4%

ARPU (2) (zlotys)	686	790	790	(13.2)%	(13.2)%
AUPU (2) (minutes)	95	80	80	18.8%	18.8%

(1)	In thousands. End of period.
(2)	See definition in Section 5.4 “Glossary”.

•	Revenues - PCS Poland

On an historical basis, revenues recorded by the PCS Poland sub-segment surged 24.2% between first half 2005 and first half 2006 to total 921 million euros in the first half of this year. This growth notably reflects the impact in the amount of 36 million euros of the favorable average exchange rate for the Polish zloty between the first half of 2005 and the first half of 2006.

On a comparable basis, the steady 18.5% growth in revenues was generated by the sharp rise in the number of PTK Centertel customers (as of June 30, 2006, the total number of customers was more than 11.1 million, representing an increase of 28.9% over June 30, 2005) and by the 18.8% increase in the AUPU, driven by new subscription offers. On the other hand, the 13.2% drop in the ARPU between June 30, 2006 and June 30, 2005 is primarily the result of lower rates on outgoing calls, tied to the new subscription offers.

In addition, PTK Centertel, which benefited from the rebranding to Orange in September 2005, strengthened its competitive position with more than 2.5 million additional customers at June 30, 2006, an increase of 28.9% in the total number of customers.

The growth in the mobile market in Poland (32.7 million mobile customers at June 30, 2006, up from an estimated 26.1 million one year earlier) was primarily driven by the increase in the number of prepaid offers. The penetration rate of mobile telephony in Poland rose from 68.2% at June 30, 2005 to 85.8% at June 30, 2006 (estimate).

PTK Centertel’s market share was 34.0% for all offers combined at June 30, 2006, a gain of 0.9 point in one year (estimate).

•	Gross operating margin – PCS Poland

The GOM for the PCS Poland sub-segment rose from 291 million euros in the first half of 2005 on an historical basis (305 million euros on a comparable basis), to 299 million euros in the first half of 2006, representing a growth of 2.9% on an historical basis (a decline of 1.9% on a comparable basis).

On a comparable basis, the decline in the GOM predominantly reflects the 38.3% rise in service fees and inter-operator costs and the 27.4% increase in commercial expenses (primarily related to the increase in purchases of handsets and other products sold), the result of the steady growth in the number of customers and the increased traffic.

Thus, the ratio of GOM to revenues was 32.5% in the first half of 2006, compared with 39.2% in the first half of 2005 on both an historical and comparable basis.

•	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses – PCS Poland

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses declined by 15.8% between first half 2005 and first half 2006 and amounted to 113 million euros for the first six months of 2006.

On a comparable basis, the drop in capital expenditures was 19.7%, largely reflecting the drop in capital expenditures for the deployment of the EDGE and UMTS technologies on the networks, because of a seasonal distribution in 2005 different from the effect in 2006.

3.1.5 Personal Communication Services Rest of World (PCS Rest of world)

•	Financial data and work force – PCS Rest of World

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Revenues	3,284	2,879	2,782	14.1%	18.0%

GOM	1,397	1,209	1,145	15.6%	22.0%
GOM/Revenues	42.5%	42.0%	41.2%

CAPEX	546	511	491	6.8%	11.1%
CAPEX/Revenues	16.6%	17.8%	17.7%
UMTS/GSM licenses	-	92	88	(100.0)%	(100.0)%

GOM - CAPEX	851	698	654	22.0%	30.1%

Average number of employees (full-time equivalent)	12,986	11,929	11,861	8.9%	9.5%

•	Operating indicators – PCS Rest of World

	Half year ended June 30
	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Belgium
Revenues (1)	758	705	705	7.5%	7.5%
Total number of customers (2)	3,020	2,868	2,868	5.3%	5.3%
ARPU (3) (€)	468	-	442	-	5.9%

Romania
Revenues (1)	504	406	388	24.3%	30.0%
Total number of customers (2)	7,212	5,724	5,724	26.0%	26.0%
ARPU (3) (€)	141	-	143	-	(1.4)%

Switzerland
Revenues (1)	431	411	417	4.9%	3.5%
Total number of customers (2)	1,285	1,152	1,152	11.5%	11.5%
ARPU (3) ( €)	662	-	694	-	(4.6)%

Netherlands
Revenues (1)	305	306	306	(0.3)%	(0.3)%
Total number of customers (2)	1,996	1,783	1,783	11.9%	11.9%
ARPU (3) ( €)	269	-	311	-	(13.5)%

Slovakia
Revenues (1)	304	268	261	13.2%	16.3%
Total number of customers (2)	2,553	2,394	2,394	6.6%	6.6%
ARPU (3) ( €)	227	-	212	-	7.1%

Egypt
Revenues (1)	294	265	251	10.9%	17.3%
Total number of customers (at 71.25%) (2)	5,152	3,680	3,680	40.0%	40.0%
ARPU (3) ( €)	122	-	154	-	(20.8)%

Other subsidiaries (4)
Total number of customers (2)	8,314	4,605	5,403	80.5%	53.9%

Total
Total number of customers (2)	29,532	22,206	23,004	33.0%	28.4%

(1)	Millions of euros.
(2)	Thousands. End of period.
(3)	See definition in Section 5.4 “Glossary”.
(4)	Other subsidiaries notably include the subsidiaries in Ivory Coast, the Dominican Republic, Senegal, Cameroon, Mali, Moldavia, Jordan, Botswana, Madagascar, Mauritius and Equatorial Guinea.

•	Revenues - PCS Rest of World

The growth of 18.0% on an historical basis in the revenues earned by the PCS Rest of World sub-segment between the first half of 2005 and the first half of 2006 includes notably:

-	the changes in the scope of consolidation resulting from the full consolidation of Sonatel Mobiles and Ikatel on July 1, 2005, effective January 1, 2005 in the data on a comparable basis (see section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2005”);

-	and, to a lesser extent, the positive impact of foreign exchange fluctuations primarily related to the US dollar and the Egyptian pound.

Between the first half of 2005 and the first half of 2006, the 14.1% jump in revenues on a comparable basis was chiefly generated by the overall increase in the number of customers and by the strong growth in the international mobile subsidiaries, notably in Romania, Belgium (success of new offers launched early in 2006), Senegal and Mali, Slovakia, Egypt, and Switzerland. This change was partially offset by the decline in call termination rates, which impacted revenue growth and the ARPU in the Netherlands and Switzerland.

•	Gross operating margin – PCS Rest of World

On a comparable basis, operating expenses included in the GOM for the PCS Rest of World sub-segment rose 13.0% between first half 2005 and first half 2006, because of higher operating expenses excluding labour expenses (wages and employee benefit expenses), driven primarily by:

-	the 13.4% rise in service fees and inter-operator costs as a result of the growth in wireless traffic;

-	and the 11.9% increases in commercial expenses tied to the overall increase in the number of customers and to the first-half 2006 launch of 3rd generation services in Slovakia and Romania.

On an historical basis, the GOM rose 22.0% between the first half of 2005 and the first half of 2006 to total 1,397 million euros in the first half of 2006, compared with 1,145 million euros in the first half of 2005. On a comparable basis, the GOM rose 15.6%, primarily because of the revenue growth recorded by the international mobile subsidiaries and the increase in the customer base, particularly in Egypt, Romania, Ivory Coast and Senegal. Thus, the ratio of GOM to revenues amounted to 42.5% in 2006, compared with 41.2% in 2005 on an historical basis and 42.0% on a comparable basis.

•	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses – PCS Rest of World

Capital expenditures on tangible and intangible assets excluding licenses totaled 546 million euros in the first half of 2006, compared with 491 million euros in the first half of 2005, an increase of 11.1% between the two periods on an historical basis (a 6.8% increase on a comparable basis). This increase was generated notably by the increase in expenditures on equipment and upgrades to the 3rd generation mobile networks.

3.2 HOME COMMUNICATION SERVICES (HCS)

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis (1)	historical basis	comparable basis(1)	historical basis
Revenues	11,127	11,389	11,156	(2.3)%	(0.3)%

GOM	3,542	4,070	3,971	(13.0)%	(10.8)%
GOM / Revenues	31.8%	35.7%	35.6%

CAPEX	1,261	1,153	1,119	9.4%	12.7%
CAPEX / Revenues	11.3%	10.1%	10.0%

GOM - CAPEX	2,281	2,917	2,852	(21.8)%	(20.0)%

Average number of employees (full-time equivalent)	135,441	142,680	141,831	(5.1)%	(4.5)%

(1)	See section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2005”.

The “Home Communication Services” segment (HCS) is composed of the fixed-line telecommunications services (fixed telephony, Internet services, operator services) and the distribution activities and support services provided to the other segments of the France Telecom group.

Home Communication Services is composed of three sub-segments:

-	The HCS France sub-segment;

-	the HCS Poland sub-segment, consisting of TP S.A and its subsidiaries (excluding mobile subsidiaries).;

-	and the HCS Rest of World sub-segment, which is composed of the international subsidiaries outside France and Poland, primarily in Spain, Senegal, Ivory Coast, Jordan, Mauritius for fixed-line services, and in Spain, the United Kingdom and the Netherlands for ADSL broadband and Internet activities.

3.2.1 Home Communication Services France (HCS France)

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Revenues	8,714	8,890	8,828	(2.0)%	(1.3)%

GOM	2,683	3,172	3,146	(15.4)%	(14.7)%
GOM/Revenues	30.8%	35.7%	35.6%

CAPEX	918	868	854	5.7%	7.5%
CAPEX/Revenues	10.5%	9.8%	9.7%

GOM - CAPEX	1,765	2,303	2,292	(23.4)%	(23.0)%

Average number of employees (full-time equivalent)	98,086	102,594	102,910	(4.4)%	(4.7)%

On an historical basis, revenues for Consumer Services fell 1.3 % in the first six months of 2006 from the first half of the previous year. This change notably reflects the impact of the transfer of the call center outsourcing contracts from the Personal Communication

Services segment (PCS) to the Home Communication Services (HCS) segment, along with the impact of other internal reorganizations between business segments with no impact at Group level (see Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2005”).

3.2.1.1 Revenues - HCS France

3.2.1.1.1 Revenues - Consumer Services

•	Breakdown of revenues – Consumer Services

	Half year ended june 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Subscriptions	2,057	2,080	2,080	(1.1)%	(1.1)%
Calling services	1,382	1,597	1,597	(13.5)%	(13.5)%
Online and Internet access services	920	720	720	27.7%	27.7%
Sub-total Consumer fixed-line services	4,358	4,397	4,397	(0.9)%	(0.9)%

Other Consumer services	362	409	444	(11.4)%	(18.5)%
Revenues from Consumer Services	4,720	4,806	4,841	(1.8)%	(2.5)%

•	Operating indicators – Consumer Services

	Half year ended June 30
	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Number of Consumer telephone lines (1) (in millions)	26.3	-	27.2	-	(3.4)%

“Voice” telephone traffic of Consumer customers (2) (billions of minutes)	21.8	-	24.7	-	(11.7)%

Number of Consumer customers for ADSL broadband usages (3)	5,216	-	3,661	-	42.5%

Number of subscribers to Multi-service offers:				-	-
Number of leased Liveboxes(3)	2,515		627	-	ns
Number of subscribers to “Voice over IP” services (3)	1,464	-	326	-	ns
Number of subscribers to ADSL TV offers (3)	306	-	117	-	161.5%

(1)	End of period. This figure includes the standard analog lines (excluding full unbundled lines) and the Numéris (ISDN) channels, each Numéris channel being accounted for as one line.
(2)	Excluding “Voice over IP” traffic.
(3)	In thousands. End of period.

On an historical basis, revenues from Consumer Services were down 2.5% in the first half of 2006 from the first half of 2005, and reflects in particular the impact of the sale of France Télécom Câble (FTC) on March 31, 2005. On a comparable basis, the 1.8% decrease in Consumer Services revenues between the first half of 2005 and the same period in 2006 is largely due to the decline in revenues from Consumer Calling services (switched telephone network “voice” traffic), and was partially offset by the rapid growth of ADSL broadband services, notably “Voice over IP” services. The ARPU for Consumer fixed-line services (see definition in Section 5.4 “Glossary”) remained stable at 27.0 euros at June 30, 2006, compared to 26.8 euros at June 30, 2005.

•	Revenues from Consumer Subscription fees

The 1.1% decrease in revenues from Consumer Subscription fees (on both an historical and comparable basis) is due to the impact of full unbundling (the revenues for full unbundling are included in “Network and Operator Revenues” discussed below). As a result, the number of lines invoiced directly to customers through residential telephone subscription fees or Pros contracts fell by 3.4% between June 30, 2005 and June 30, 2006. This negative impact was partially offset by the effects of the 7.6% increase in the subscription fees on March 3, 2005.

•	Revenues from Consumer Calling services

Revenues from Consumer calling services in the first half of 2006 were down 13.5% from the first half of the previous year (both on an historical basis and on a comparable basis). This is due to:

-	the impact of price reductions on calls to mobile handsets (effective January 2, 2006 to all mobile operators);

-	and the decline in the total switched telephone traffic market (measured to the inter-connection), which significantly intensified since September 2005 under the effect of the growth in “Voice over IP” services.

At the same time, the market share in switched network (RTC) telephone calls stabilized, notably because of the success of the ‘Atout’ line launched in August 2005 and including unlimited package offers.

•	Revenues from Consumer online and Internet access Services

On a comparable basis, the 27.7% surge in revenues from Consumer online and Internet access Services was due to the rapid expansion of ADSL broadband services, partially offset by the impact of lower rates. The number of Consumer customers for ADSL broadband usages was 5,216 million at June 30, 2006, up from 3,661 million customers one year earlier, an increase of 42.5% in one year.

The growth in high-speed ADSL access was supplemented by:

-	the number of leased Livebox gateways, which totaled 2,515 million at June 30, 2006, compared with 0.627 million one year earlier;

-	the “Voice over IP” offer, which is sold in the form of an option along with the broadband Internet subscription, recorded 1,464 customers at June 30, 2006, compared with 0.326 million at June 30, 2005;

-	ADSL television, which also grew rapidly, with 306,000 customers at June 30, 2006 compared with 117,000 one year earlier;

-	and the application services that supplement basic services, particularly the anti-virus and anti-spam security offers, which also expanded rapidly.

The impact of the development of broadband ADSL uses was partially offset by the following:

-	the continued decline in the number of low-speed Internet customers as they migrated to ADSL broadband. There were 1,225 million low-speed customers at June 30 of this year, down from 1,759 million one year earlier;

-	and the downward trend in revenues from the Télétel kiosque.

•	Revenues from Other Consumer Services

On a comparable basis, the 11.4% decline of in revenues from Other Consumer Services was tied to the 24% drop in public phone traffic and card services and the downward trend in telephone handset leasing activity, with the number of leased terminals (excluding Livebox gateways) falling 18.8% in one year. These negative effects were partially offset by the substantial growth in revenues from portals and content services (Orange portals online advertising). Revenues from sales of terminals remained stable overall: the increase in DECT terminals sales, stimulated by the rapid expansion of “Voice over IP” services, offset the impact of the steady erosion of selling prices.

3.2.1.1.2 Carrier services Revenues

•	Breakdown of revenues – Carrier services

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Domestic carrier services	1,399	1,346	1,357	3.9%	3.1%
Other domestic carrier services	1,374	1,436	1,385	(4.3)%	(0.8)%

Revenues from Carrier services	2,773	2,782	2,742	(0.3)%	1.1%

•	Operating indicators – Carrier services

	Half year ended June 30
	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Traffic (billions of minutes):
Domestic interconnection “voice” traffic	28.8	-	27.5	-	4.7%
Internet interconnection traffic	5.9	-	10.0	-	(41.0)%
Incoming international traffic	2.1	-	2.0	-	5.0%

Wholesale sales of ADSL access to 3rd party ISPs (1)	1,883	-	1,405	-	34.0%

Number of unbundled telephone lines (1)	3,351	-	2,330	-	43.8%
Number of partially unbundled lines (1)	2,108	-	2,074	-	1.6%
Number of fully unbundled lines (1)	1,243	-	256	-	ns

(1)	In thousands. End of period.

•	Revenues from Domestic carrier services

The 3.9% growth in revenues recorded by Domestic carrier services on a comparable basis is essentially related to the rapid expansion of the ADSL broadband market, in particular to the unbundling of telephone lines, with 3,351 million lines unbundled at June 30, 2006 (including 1,243 million full unbundled lines), up from 2,330 million at June 30, 2005 (256,000 full unbundled lines). At the same time, revenues from the wholesale sale of ADSL accesses to third-party ISPs grew 6.6 % as a result of the growth in the number of ADSL accesses sold to third-party ISPs, which totaled 1,883 million at June 30, 2006, up from 1,405 million at June 30, 2005.

Domestic interconnection revenues remained almost stable, with a slight decline of 0.4% on a comparable basis: the impact of the growth in domestic interconnection “voice” traffic was offset by the substantial decline in “low-speed Internet” interconnection traffic. Finally, revenues from data services to operators (leased lines and Turbo DSL services) recorded a decline of 6.6% tied to rate cuts on Turbo DSL at the end of 2005.

•	Revenues from Other domestic carrier services

The -4.3% drop on a comparable basis in revenues from Other domestic carrier services (a 0.8% decline on an historical basis) largely corresponds to the decrease in revenue from services provided to the other segments (lower telephone traffic and lower prices linked in particular to call terminations to mobile handsets).

The effect of these declines was partially offset by the 8.1% growth on an historical basis (7.9% on a comparable basis) in the revenues from “international carrier services”, driven by the substantial rise in transit services (circuit leasing and call rerouting).

Finally, undersea cable installation and maintenance services remained stable at June 30, 2006 from the previous year.

3.2.1.1.3 Revenues – Other Home Communication Services in France

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Revenues Other HCS in France	1,222	1,302	1,245	(6.2)%	(1.9)%

Revenues from Other Home Communication Services in France totaled 1,222 million euros in the first half of 2006 compared with 1,245 million euros in the first half of 2005 on an historical basis, and 1,302 million euros on a comparable basis, a decline of 1.9% on an historical basis and a decline of 6.2% on a comparable basis.

More than 84% of the revenues consisted of the income generated by services provided to the other business segments (retail sales of products and services, sales administration, customer service, interconnection, maintenance and invoicing). These intra-group services were down –5.1% at the end of June 2006.

In addition, the decrease in external revenues was affected by:

-	customer services like operator Information accessible by calling 118712 following the full deregulation of the market and the “12” decree on April 3, 2006;

-	and equipment sales and leasing (excluding sales of the equipment carried by the Personal Communication Services (PCS) segment and the Consumer Fixed Services item). This item includes sales of fixed-line and mobile accessories in stores and the equipment sales of the subsidiary EGT, whose business was refocused on videophony following the sale of its fax business on May 31, 2005;

These declines were partially offset by the rise in home customer assistance services and the growth in the online business (e-commerce) with the purchase of TopAchat Clust in April 2006.

3.2.1.2 Gross operating margin – HCS France

Operating expenses included in the GOM for the HCS France sub-segment rose 6.1% on an historical basis and 5.5% on a comparable basis.

On a comparable basis, this increase of -313 million euros essentially reflects:

-	the increase in other operating income and expenses, an impact of –147 million euros, which is due to the reversal of a provision for 199 million euros in the first half of 2005 for the Group’s operations in Lebanon, a non-recurring item in 2006, partially offset by an income of 74 million euros in the first half of 2006 for a settlement indemnity on the Group’s businesses in Lebanon;

-	the increase in outsourcing fees, relating to technical operation and maintenance, and in IT expenses;

-	and the increase in commercial expenses, driven principally by the increase in the purchase of handsets (notably Liveboxes).

These increases were partially offset by the drop in labour expenses (wages and benefits) mainly because of the reduction of the workforce in the HCS France business sub-segment.

The GOM for the HCS France sub-segment declined 14.7% on an historical basis and 15.4% on a comparable basis to total 2,683 million euros for the first six months of 2006. This decline was generated by the drop in revenues and also by the increase in operating expenses included in the GOM, partially offset by lower labour expenses (wages and benefit expenses).

3.2.1.3 Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses – HCS France

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses rose 7.5% to 918 million euros in the first half of 2006.

On a comparable basis, the 5.7% increase in capital expenditures on tangible and intangible assets excluding licenses for the HCS France sub-segment primarily represented:

-	leased terminals and modems, up 43 million euros, as a result of the success of Livebox (2,515 million leased Livebox gateways as of June 30, 2006 compared with 0.627 million one year earlier) and, to a lesser extent, the development of the MaLigne TV offer with 306,000 customers at June 30, 2006;

-	customer service platforms, which rose 41 million euros;

-	and IT applications and equipment, up 11 million euros.

3.2.2 Home Communication Services Poland (HCS Poland)

•	Financial data – HCS Poland

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Revenues	1,543	1,637	1,560	(5.7)%	(1.0)%

GOM	743	773	736	(3.9)%	0.9%
GOM / Revenues	48.1%	47.2%	47.2%

CAPEX	187	148	141	26.7%	33.0%
CAPEX / Revenues	12.1%	9.0%	9.0%

GOM - CAPEX	556	625	596	(11.1)%	(6.7)%

Average number of employees (full-time equivalent)	29,990	32,414	32,273	(7.5)%	(7.1)%

•	Operating indicators – HCS Poland

	Half year ended June 30
(in thousands - end of period)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Number of fixed-line telephone customers (1)	10,388	10,766	10,766	(3.5)%	(3.5)%
Number of broadband Internet customers (ADSL+SDI (2))	1,415	927	927	52.6%	52.6%

(1)	The number of fixed-line telephone customers at June 30, 2005 has been corrected.
(2)	SDI: rapid Internet access technology.

•	Revenues - HCS Poland

On an historical basis, revenues for the HCS Poland sub-segment amounted to 1,543 million euros in the first half of 2006, and declined only 1.0% under the impact of the foreign exchange rates for the Polish zloty and the euro, which were favorable between first half 2005 and first half 2006.

On a comparable basis, revenues for the HCS Poland sub-segment fell 5.7%. This drop predominantly reflects the decline in “voice” revenues, which was partially offset by the increase in revenues from growing services such as broadband Internet access and wholesale activities.

The decline in telephone traffic revenues is due notably to (i) the growing effect of the fixed-to-mobile substitution, and (ii) the Polish operator’s market share decrease in switched telephone traffic following call deregulation (all destinations), and (iii) the challenging competitive environment.

The HCS Poland sub-segment continued customer migration from the traditional initial offers to the New Tariff Plans (launched in 2004), with a higher subscription rate. Thus, more than 3.86 million customers had opted for the New Rate Plans (estimated) as of June 30, 2006. These New Rates Plans slowed the decline in telephone traffic and increased subscription revenues, from 47% of “voice” revenues in the first half of 2005 to 56% in the first half of 2006. In addition, the success of these new offers helped TP S.A. to defend its market share in voice services.

Revenues from broadband Internet access for the HCS Poland sub-segment rose 27% in 2006, on a comparable basis, driven by the 488,000 increase in the number of broadband customers in the first half of 2006 (1.415 million broadband customers at June 30, 2006 compared with 0.927 million one year earlier). This positive trend allowed TP S.A. to maintain a leading position in the broadband market in Poland, with a market share estimated at 71% at June 30, 2006 (estimate), and to more than offset the drop in revenues from low-speed Internet, which represented 11.6% of total revenues from Internet access services in the first half of 2006.

Data transmission services (including low and high-speed Internet, data transmission and leased lines), up 9 % in the first half of 2006, represented 18.7 % of total HCS Poland Sub-segment revenues, against 16.2 % in the first half of 2005.

•	Gross operating margin – HCS Poland

The 0.9% growth in the GOM on an historical basis of the HCS Poland sub-segment, which rose from 736 million euros to 743 million euros, results from the combined effect of foreign exchange fluctuations related to fluctuations in the Polish zloty between first half 2005 and first half 2006 and the decrease in operating expenses included in the GOM (excluding commercial expenses).

On a comparable basis, the 3.9% decline in the GOM (743 million euros in the first half of 2006 compared with 773 million euros in the first half of 2005) is primarily due to the drop in revenues, partially offset by significant cost savings achieved through the continuation of the program to cut operating expenses included in the GOM. On a comparable basis, these gains were primarily achieved in:

-	labour expenses (wages and benefits), which fell 6.8% because of a reduction in the number of employees (active employees at end of period) under the restructuring plan, which resulted in a 7.5% reduction in the average number of employees (full-time equivalent) between June 30, 2005 and June 30, 2006;

-	service fees and inter-operator costs, which resulted from the decline in fixed-to-mobile call traffic;

-	and IT and technical maintenance expenses, thanks to the savings achieved on fixed-line telephone installations and maintenance after renegotiation of subcontracting agreements.

As a percentage of revenues, the GOM went from 47.2% at June 30, 2005, on an historical basis and on a comparable basis, to 48.1% at June 30, 2006.

•	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses – HCS Poland

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses rose 33.0% to total 187 million euros in the first half of 2006.

Capital expenditures on tangible and intangible assets excluding licenses rose 26.7% on a comparable basis. This increase was primarily tied to the launch of new products and convergent offers, primarily for high-growth activities (data services). As a result, the ratio of capital expenditures to revenues rose 3.1 points both on an historical basis and on a comparable basis to achieve 12.1% in June 2006.

3.2.3 Home Communication Services (HCS Rest of World)

•	Financial data and workforce – HCS Rest of World

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Revenues	959	937	837	2.3%	14.6%

GOM	116	125	88	(7.0)%	32.6%
GOM/Revenues	12.1%	13.4%	10.5%

CAPEX	156	137	124	14.1%	25.6%
CAPEX/Revenues	16.3%	14.6%	14.8%

GOM - CAPEX	(40)	(12)	(36)	ns	8.8%

Average number of employees (full-time equivalent)	7,364	7,671	6,648	(4.0)%	10.8%

•	Operating indicators – HCS Rest of World

	Half year ended June 30
	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Spain
Revenues (1)	294	320	314	(8.0)%	(6.3)%
Number of broadband Internet customers (ADSL) (2)	593	526	526	12.7%	12.7%

United Kingdom
Revenues (1)	211	206	206	2.6%	2.4%
Number of broadband Internet customers (ADSL) (2)	1,004	769	769	30.6%	30.6%

Netherlands
Revenues (1)	49	39	39	26.6%	26.6%
Number of broadband Internet customers (ADSL + Cable) (2)	503	482	482	4.4%	4.4%

Senegal
Revenues (1)	184	157	65	17.4%	184.9%
Number of fixed-line telephone customers (2)	273	257	109	6.2%	150.9%

Ivory Coast
Revenues (1)	80	82	80	(2.6)%	—
Number of fixed-line telephone customers (2)	257	222	222	15.8%	15.8%

Jordan
Revenues (1)	56	59	56	(5.8)%	(1.2)%
Number of fixed-line telephone customers (at 40%) (2)	252	256	256	(1.4)%	(1.4)%

(1)	In millions of euros.
(2)	In thousands. End of period.

•	Revenues - HCS Rest of world

Revenues for the HCS Rest of World sub-segment rose 14.6% on an historical basis to total 959 million euros in June 2006, primarily because of the favorable impact of changes in the scope of consolidation and other changes (98 million euros) and, to a lesser extent, the positive effect of foreign exchange fluctuations (2 million euros).

Changes in scope of consolidation notably include the full consolidation of Sonatel on July 1, 2005 (previously 42.33% held), effective January 1, 2005 on a comparable basis (see Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2005”).

On a comparable basis, the 2.3% growth in revenues recorded by the HCS Rest of World sub-segment largely reflects the revenue growth in Senegal and the Netherlands, partially offset by lower revenues in Spain.

•	Gross operating margin – HCS Rest of World

On a comparable basis, the 7.0% decline in the GOM for the HCS Rest of World sub-segment between the two periods was essentially generated by the decline in the GOM for Spain because of lower revenues, which was partially offset by the increase in the GOM from Senegal generated by higher revenues.

•	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses – HCS Rest of World

Capital expenditures on tangible and intangible assets excluding licenses for the HCS Rest of World sub-segment amounted to 156 million euros in the first half of 2006, up from 124 million euros one year earlier on an historical basis.

On a comparable basis, capital expenditures rose 14.1%. This 19 million euro increase between the two periods primarily reflects the increase in capital expenditures in the United Kingdom (up 16 million euros).

Thus, overall, the ratio of capital expenditures to revenues for the HCS Rest of World sub-segment rose from 14.8% in first half 2005 on an historical basis (14.6% on a comparable basis) to 16.3% in the first half of 2006.

3.3 ENTERPRISE COMMUNICATION SERVICES (ECS)

The “Enterprise Communication Services” segment (referred to hereinafter as ECS) groups together the communication services to businesses in France and the global business services of the Equant subsidiary.

•	Financial data and workforce – Enterprise Communication Services (ECS)

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis (1)	historical basis	comparable basis (1)	historical basis
Revenues	3,820	4,095	3,922	(6.7)%	(2.6)%

GOM	833	950	986	(12.3)%	(15.5)%
GOM/Revenues	21.8%	23.2%	25.1%

CAPEX	200	176	177	13.7%	13.0%
CAPEX/Revenues	5.2%	4.3%	4.5%

GOM - CAPEX	633	774	809	(18.2)%	(21.8)%

Average number of employees (full-time equivalent)	17,066	16,749	16,718	1.9%	2.1%

(1)	See Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2005”.

•	Breakdown of revenues – Enterprise Communication Services (ECS)

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Business network legacy	2,100	2,499	2,478	(16.0)%	(15.2)%
Advanced business network	921	818	803	12.6%	14.8%
Extended business services	384	359	352	6.9%	9.1%
Other business services	414	419	290	(1.1)%	43.1%

Revenues Enterprise Communication Services	3,820	4,095	3,922	(6.7)%	(2.6)%

•	Operating indicators – Enterprise Communication Services (ECS)

	Half year ended June 30
(end of period - in France)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Number of business telephone lines(1) (millions)	5.9	-	5.9	-	(0.8)%

Total number of permanent accesses to data networks (2) and (3)	294.3	-	266.8	-	10.3%
inc. Number of IP-VPN accesses (2) and (3)	184.5	-	114.8	-	60.7%

Number of Business Everywhere mobile services users(3)	442.8	-	363.6	-	21.8%

(1)	End of period. This figure includes the standard analog lines (excluding full unbundled lines) and the Numéris (ISDN) channels, each Numéris channel being accounted for as one line.
(2)	Access by customers outside the France Telecom group, excluding carriers market.
(3)	In thousands.

•	Revenues – Enterprise Communication Services (ECS)

•	Revenues from Business network legacy

The drop in revenues from Business network legacy is primarily tied to the decline in revenues from data legacy and, to a lesser extent, the drop in revenues from voice legacy.

Revenues recorded by data legacy, which primarily include leased lines and managed network technologies legacy such as X.25, ATM and Frame Relay, declined 29.7% in the first half of 2006 from the first half of 2005 on a comparable basis. The decline in revenues from data infrastruture legacy, recorded primarily in France, reflects the continued migration of customer enterprise networks to more recent technologies in the first half of 2006, notably the replacement of some low and medium-speed analog and digital lines with IP on XDSL accesses. The lower revenues from managed network legacy reflects the disconnections resulting from changes in the Enterprise solutions market, with customers opting for IP solutions in a fiercely competitive market.

The 6.7% decline in revenues from voice legacy on a comparable basis (66% of the revenues for Business network legacy) was driven by:

-	the 10.2% drop in the volume of Business calling services (both a drop in France Telecom’s market share and a decline in the market measured to the interconnection, principally on local and national calls);

-	and the impact of the price cuts, primarily related to rate cuts made at the beginning of the year on fixed-to-mobile calls and to the discounts on communications granted to businesses.

•	Revenues from Advanced business network

The significant growth in revenues recorded by Advanced business network (an increase of 12.6% on a comparable basis between the first half of 2006 and the first half of 2005) was driven by the growth in revenues from business network IP.

Revenues from business network IP include IP virtual private networks, Internet accesses, and “Voice over IP”. Revenues from business network IP (representing 92% of revenues from Advanced business network in the first six months of 2006) rose 13.1% in the first half of this year on a comparable basis, thanks to the higher percentage of IP-VPN solutions. At June 30, 2006, the share of permanent data network accesses in France utilizing DSL technology reached 78%, compared to 59% one year earlier.

All revenues from data infrastructure advanced were earned in France and primarily include XDSL media. In the first half of 2006, revenues from Data infrastructure advanced rose 62.6% on a comparable basis, reflecting the migrations to XDSL technologies and the very high-speed services, notably MAN Ethernet and Ethernet LINK.

•	Revenues from Extended business services

Revenues from Extended business services rose 6.9% on a comparable basis. This growth was primarily generated by the increase in revenues from platform services, including messaging services, application infrastructure management, customer relationship management, other applicative network services, machine to machine and security solutions, which rose 15.1% on a comparable basis in the first half of 2006.

•	Revenues from Other business services

Revenues from Other business services include revenues generated by broadcasting, a market in which France Telecom operates through its subsidiary GlobeCast, and the revenues recorded on the sale and leasing of network equipment (PBX, IPBX, routers, …). In the first half of 2006, the 43.1% surge in revenues from Other business services on an historical basis primarily reflects the transfer from the HCS segment to the ECS segment of the activity of the sale and installation of PBX and IPBX to small and medium businesses in France.

•	Gross operating margin – Enterprise Communication Services (ECS)

In the first half of 2006, the GOM was 833 million euros, down 15.5% on an historical basis. On a comparable basis, the GOM declined 12.3%. As a result, the ratio of GOM to revenues was down 1.4 points on a comparable basis to achieve 21.8% in the first half of 2006. The lower GOM reflects the downturn in revenues from Business Network legacy, which was partially offset by labour cost savings and the savings achieved on service fees and inter-operator and other services costs because of (i) the combined impact of lower traffic volumes and lower prices for fixed-to-mobile call terminations, and (ii) savings on network costs.

•	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses – Enterprise Communication Services (ECS)

Capital expenditures on tangible and intangible assets excluding licenses totaled 200 million euros in the first half of 2006, an increase of 13.0% from the first half of 2005 on an historical basis and 13.7% on a comparable basis, primarily because of investments made in high-growth countries and the recent signing of contracts relating to the service business.

3.4 DIRECTORIES

The “Directories” business segment represents the operations of PagesJaunes Groupe to print and distribute printed directories, the sale of advertising space on the online printed directories, telephone information services, the sale of marketing data bases, and the creation and hosting of Internet sites for advertisers.

The activities of the Directories segment are organized around PagesJaunes in France and its international operations (particularly QDQ Media in Spain) and the operations of its other subsidiaries (B to B Kompass directories, direct marketing activities, and geographic services).

As announced on June 7 and July 24, 2006, France Telecom has initiated a process to sell PagesJaunes Groupe (see Section 1. “Overview” and Note 10 to the consolidated financial statements).

•	Financial data and work force – Directories

	Half year ended June 30
(millions of euros)	2006	2005	2005	Change (%)	Change (%)
		comparable basis (1)	historical basis	comparable basis (1)	historical basis
Revenues	512	482	482	6.4%	6.4%

GOM	209	204	203	2.4%	3.2%
GOM/Revenues	40.8%	42.4%	42.1%

CAPEX	8	6	5	47.0%	47.0%
CAPEX/Revenues	1.6%	1.1%	1.1%

GOM - CAPEX	201	198	198	1.2%	2.0%

Average number of employees (full-time equivalent)	4,725	4,633	4,633	2.0%	2.0%

(1)	See Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2005”.

•	Operating indicators – Directories

	Half year ended June 30
(thousands - end of period)	2006	2005	2005	Change (%)	Change (%)
		comparable basis	historical basis	comparable basis	historical basis
Number of Internet advertisers	400	360	360	11.1%	11.1%

•	Revenues - Directories

The Directories segment recorded revenues of 512 million euros in the first half of 2006, an increase of 6.4% over the first half of 2005 both on an historical basis and on a comparable basis.

This revenue growth was driven notably by the expansion of the offer both for printed directories and for online services, the increase in average revenues per advertiser, the acquisition of new advertisers in France and Spain, higher rates because of a larger audience, and the launch of the telephone Information Services in France.

•	PagesJaunes revenues in France

Revenues recorded by PagesJaunes in France totaled 464 million euros in the first half of 2006, up from 438 million euros in the first half of 2005, an increase of 6.1% both on an historical and on a comparable basis. The increase in PagesJaunes business in France was supported by the 8.9% jump in revenues from online services, the 3.7% increase from printed Directories, and the launch of the telephone information services.

Revenues from printed Directories amounted to 296 million euros in the first half of 2006, up from 286 million euros in the same period the previous year. This change reflects primarily the growth in revenues from the Directory, the printing line for which was completely revised for the 2006 edition.

Online services generated 153 million in revenues in the first half of 2006, compared with 141 million euros in first half 2005, thanks to an expansion of the audience, which drove up profits

•	Revenues from International activities and other subsidiaries

Revenues from international Businesses and other subsidiaries totaled 51 million euros in the first half of 2006, an increase of 13.4% over the first half of 2005. This growth largely reflects the increased revenues recorded by QDQ Media in Spain and Kompass activities in France and Belgium.

•	Gross operating margin - Directories

On a comparable basis, the GOM for the Directories segment rose 2.4% from 204 million euros in first half 2005 to 209 million euros in first half 2006. The ratio of GOM to revenues for the Directories segment went from 42.4% in the first half of 2005 to 40.8% in the first half of 2006. This change mainly reflects the first-half 2006 launch of the telephone information business, which resulted in significant purchases of advertising space and the implementation of call centers.

At the international level, QDQ Media in Spain confirmed its recovery, benefiting from revenue growth and control of customer recovery.

•	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses - Directories

Capital expenditures on tangible and intangible assets excluding licenses in the Directories segment remained structurally insignificant. They totaled 8 million euros in the first half of 2006, which is 1.6% of revenues, up slightly over the first half of 2005. The increase was primarily due to the development of the “Yellow Search” search engine and the upgrading of the Publishing Information System of PagesJaunes in France.

4. CASH FLOWS AND FINANCIAL DEBT

4.1 LIQUIDITY AND CASH FLOWS

•	Simplified consolidated statement of cash flows (1)

	Half year ended June 30
(millions of euros)	2006	2005
		historical basis
Net cash flow generated by operating activities	6,650	5,868
Net cash flow used in investing activities	(3,518)	(2,423)
Net cash flow used in financing activities	(4,933)	(3,776)

Net change in cash and cash equivalents	(1,801)	(331)

Effect of exchange rates changes on cash and cash equivalents	(35)	124
Cash and cash equivalents at beginning of period	4,097	3,153

Cash and cash equivalents at end of period	2,261	2,946

(1)	For more information, see “Statement of consolidated cash flows” in the consolidated financial statements.

Net cash flow generated by operating activities amounted to 6,650 million euros in the first half of 2006, an increase of 782 million euros over the first half of 2005 (5,868 million euros). Net cash flow used in investing activities amounted to –3,518 million euros in first half 2006, up from –2,423 million euros in first half 2005. Finally, net cash flow used in financing activities was –4,933 million euros in the first half of this year, compared with –3,776 million euros in the first half of 2005.

•	Organic cash flow

France Telecom used organic cash flow (see definition in Section 5.4 “Glossary”) as an indicator of operational performance to measure the cash flow generated by operating activities, excluding financial investments (see definition in Section 5.4 “Glossary”) and excluding proceeds from the sales of investment securities (net of cash sold).

	Half year ended June 30
(millions of euros)	2006	2005
		historical basis
Net cash flow generated by operating activities	6,650	5,868

Acquisitions of tangible and intangible assets (net of the change in non-current asset suppliers)	(3,407)	(2,959)
CAPEX (1)	(3,055)	(2,713)
UMTS and GSM licenses (2)	(282)	(88)
Increase (decrease) in non-current asset suppliers	(70)	(157)
Gain on disposals of tangible and intangible assets	71	96

Organic cash flow	3,314	3,005

(1)	See Section 2.4.1 “Capital expenditures excluding GSM and UMTS licenses”.
(2)	See Section 2.4.2 “GSM and UMTS licenses”.

Organic cash flow amounted to 3,314 million euros in the first half of 2006, up from 3,005 million euros in the first half of 2005, an increase of 309 million euros. This improvement is primarily the result of the increase in net cash flow generated by operating activities, which notably allowed investment in growth with an increase in the Group’s capital expenditures on tangible and intangible assets in high-growth segments (see Section 2.4.1 “Capital expenditures on tangible and intangible assets excluding GSM and UMTS”).

•	Net cash flow generated by operating activities

Net cash flow generated by operating activities amounted to 6,650 million euros for the first half of 2006, an increase of 782 million euros over the first half of 2005 (5,868 million euros). This increase is primarily the result of:

-	the increase in GOM for a total amount of 366 million euros between the two periods (excluding the reversal of a provision on the Group’s operations in Lebanon in the first half 2005);

-	the decrease in interest paid and in interests rates effects on derivatives, net, a positive impact of 289 million euros;

-	the decrease in income tax paid, a positive impact of 85 million euros;

-	and, conversely, the negative impact of the change in total working capital requirements (see definition in Section 5.4 “Glossary”) for a total amount of –32 million euros.

•	Net cash flows used in investing activities

Net cash flow used in investing activities includes:

-	acquisitions and sales of tangible and intangible assets (net of the change in non-current asset suppliers) (see Section 2.4.1 “Capital expenditures excluding GSM and UMTS licenses”, Section 2.4.2 “GSM and UMTS Licenses” and Note 2 to the consolidated financial statements);

-	acquisitions and sales of investments securities (net of the cash acquired or transferred) and investments in associates (see Section 2.4.3 “Financial investments”, the section below, and Note 3 to the consolidated financial statements);

-	and the change in marketable securities and other assets.

Net cash flow used in investing activities totaled –3,518 million euros in the first half of 2006, compared with –2,423 million euros in the first half of 2005.

•	Income from the sale of investment securities (net of cash transferred)

	Half year ended June 30
(millions of euros)	2006	2005
		historical basis
Sale of cable network activities (1)	44	292
Sale of PagesJaunes	-	437
Sale of Tower Participations (TDF)	-	400
Sale of MobilCom	-	265
Sale of Intelsat	-	109
Other income from the sale of investments securities (net of cash transferred)	15	26

Total Group	59	1,529

(1)	Sale in January 2006 of all shares representing the 20% interest held in Ypso by the France Telecom group. This minority interest had been acquired by the France Telecom group at the time it sold its cable network operations to Ypso in March 2005.

•	Net cash flow used in financing activities

Net cash flow used in financing activities includes bond issues and redemptions and other financing operations (see Note 7 to the consolidated financial statements). Net cash flow used in financing operations globally represents a need of –4,933 million euros in the first half of 2006, compared to a need of –3,776 million euros in the first half of 2005.

4.2 NET FINANCIAL DEBT

France Telecom’s net financial debt (see definition in Section 5.4 “Glossary” and Note 7 to the consolidated financial statements) totaled 47,234 million euros at June 30, 2006, compared to 46,255 million euros at June 30, 2005, and 47,846 million euros at December 31, 2005. Net financial debt was up 979 million euros from June 30, 2005, primarily because of the acquisition of the Spanish wireless operator Amena in November 2005. Since December 31, 2005, net financial debt has been reduced by 612 million euros as of June 30, 2006.

•	Change in net financial debt

(in millions of euros)
Net financial debt at December 31, 2005 (historical basis)	47,846

Decrease factors
Organic cash flow (1)	(3,314)
Income from sales of investments securities (net of cash transferred) (1)	(59)

Increase factors
Dividends paid by France Télécom S.A. and dividends paid to minority shareholders	3,086
Financial investments (2)	212

Other items (3)	(537)

Net financial debt at June 30, 2006	47,234

(1)	See Section 4.1 “Liquidity and cash flow “.
(2)	See Section 2.4.3 “Financial investments “.
(3)	Includes notably the neutralization of accrued interest payables recorded also under interests paid, as well as an unrealized favorable foreign exchange impact related primarily to the change in the Polish zloty.

•	Indicators of net financial debt

	Periods ended
(millions of euros)	June 30, 2006		Dec. 31, 2005		June 30, 2005
			historical basis		historical basis
Net financial debt	47,234		47,846		46,255

Weighted average cost of net financial debt (1)	5.69%		6.46%		6.41%
Average maturity of the net financial debt (2)	6.2 yrs		6.4 yrs		6.3 yrs

Ratio of net financial debt/Equity	1.73		1.68		2.20
Ratio of net financial debt/GOM	2.49	(3)	2.48	(4)	2.50

(1)	See Note 7 to the consolidated financial statements.
(2)	Excluding perpetual bonds redeemable for shares (TDIRA).
(3)	GOM recorded over the preceding twelve months on an historical basis and restated to include the GOM of the Spanish mobile operator Amena over the last twelve-month at June 30, 2006.
(4)	GOM restated including the GOM of the Spanish mobile operator Amena over twelve months at December 31, 2005.

5. ADDITIONAL INFORMATION

5.1 TRANSITION FROM DATA ON AN HISTORICAL BASIS TO DATA ON A COMPARABLE BASIS FOR FIRST HALF 2005

•	Group summary

•	Principal operating indicators

(millions of euros)	Change in contributive data
	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average number of employees
Data on an historical basis at June 30, 2005	23,665	9,300	(3,462)	2,713	6,587	197,250

Changes in the scope of consolidation	1,662	584	(204)	217	367	2,856
Newly consolidated companies	1,702	590	(210)	220	370	3,579
Amena	1,554	507	(189)	193	314	2,146
Full consolidation of Senegalese subsidiaries	124	84	(18)	26	58	892
Other	24	(1)	(3)	1	(2)	541
Companies no longer consolidated	(40)	(6)	6	(3)	(3)	(723)
France Télécom Câble (FTC)	(36)	(6)	6	(3)	(3)	(592)
Other	(4)	-	-	-	-	(131)

Other changes	(10)	8	(248)	-	8	-
Amortization of customer bases of Amena and Senegalese subsidiaries	-	-	(243)	-	-	-
Other	(10)	8	(5)	-	8	-

Exchange rate fluctuations (1)	170	58	(33)	23	35	-
Polish zloty	107	50	(25)	13	37	-
US dollar	64	3	(9)	8	(5)	-
Other currencies	(1)	5	1	2	3	-

Data on a comparable basis at June 30, 2005	25,487	9,950	(3,947)	2,953	6,997	200,106

(1)	Impact of exchange rate fluctuations between the average exchange rate for first half 2005 and the average exchange rate for first half 2006.

The variations included in the transition from data on an historical basis to data on a comparable basis for first half 2005 include:

-	the changes in scope of consolidation, primarily the impacts of the following:

-	the acquisition of the Spanish wireless operator Amena on November 8, 2005, effective January 1, 2005 on a comparable basis;

-	the full consolidation of Sonatel (HCS Rest of World sub-segment) and its subsidiaries Sonatel Mobiles and Ikatel (PCS Rest of World sub-segment) on July 1, 2005, effective as of January 1, 2005 on a comparable basis. Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel has been fully consolidated since July 1, 2005. Before that date, France Telecom’s stake in Sonatel had been consolidated using the proportionate method;

-	and the sale of France Télécom Cable (FTC) on March 31, 2005, effective January 1, 2005 on a comparable basis.

-	other variations, primarily the impact of the amortization of the Amena customer bases (following the acquisition of that company on November 8, 2005) and of the Sonatel company and its subsidiaries Sonatel Mobiles and Ikatel (following the full consolidation of Sonatel on July 1, 2005), effective January 1, 2005, on a comparable basis;

-	Exchange rate fluctuations between the average exchange rate for the first half of 2005 and the average exchange rate for the first half of 2006.

•	Breakdown of operating expenses included in the GOM

	Changes in contributive data
(millions of euros)	Revenues	OPEX excluding labour expenses (wages and benefits)	Labour expenses (wages) and benefits)	GOM
Data on a historical basis at June 30, 2005	23,665	(9,876)	(4,489)	9,300

Changes in scope of consolidation	1,662	(1,013)	(65)	584
Other changes	(10)	11	7	8
Exchange rate fluctuations (1)	170	(80)	(32)	58

Data on a comparable basis at June 30, 2005	25,487	(10,958)	(4,579)	9,950

(1)	Impact of exchange rate fluctuations between the average exchange rate in first half 2005 and the average exchange rate in first half 2006.

•	Personal Communication Services (PCS)

	Changes in contributive data
(millions of euros)	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average number of employees
Data on historical basis at June 30, 2005	10,984	4,142	(1,675)	1,412	2,730	34,068

Changes in the scope of consolidation	1,639	556	(197)	207	349	2,238
Amena	1,557	507	(189)	193	314	2,146
Full consolidation of Senegalese subsidiaries	78	47	(6)	14	33	70
Other	4	2	(2)	-	2	22

Other changes	(16)	3	(241)	(13)	16	(262)
Amortization of customer bases of Amena and the Senegalese subsidiaries	-	-	(236)	-	-	-
Other	(16)	3	(5)	(13)	16	(262)

Exchange rate fluctuations (1)	51	27	(6)	12	15	-

Data on a comparable basis at June 30, 2005	12,658	4,728	(2,119)	1,618	3,110	36,044

(1)	Impact of exchange rate fluctuations between the average exchange rate in first half 2005 and the average exchange rate in first half 2006.

•	Home Communication Services (HCS)

	Changes in contributive data
(millions of euros)	Revenues	GOM	Depreciation & Amortization	CAPEX	GOM - CAPEX	Average number of employees
Data on an historical basis at June 30, 2005	11,156	3,971	(1,534)	1,119	2,852	141,831

Changes in the scope of consolidation	64	31	(7)	10	21	626
Full consolidation of Senegalese subsidiaries	83	39	(12)	13	26	822
France Télécom Câble (FTC)	(36)	(5)	6	(3)	(2)	(592)
Other	17	(3)	(1)	-	(3)	396

Other changes	91	32	(13)	17	15	223
Transfer of call center outsourcing contracts (1)	44	-	-	-	-	-
Other(2)	47	32	(13)	17	15	223

Exchange rate fluctuations (3)	78	36	(20)	7	29	-

Data on a comparable basis at June 30, 2005	11,389	4,070	(1,574)	1,153	2,917	142,680

(1)	Transfer of call center outsourcing contracts from the Personal Communication Services segment to the Home Communications Services (HCS) business segment.
(2)	Primarily the impact of other internal reorganizations between business segments with no impact at the Group level.
(3)	Impact of exchange rate fluctuations between the average exchange rate in first half 2005 and the average exchange rate in first half 2006.

•	Enterprise Communication Services (ECS)

	Changes in contributive data
(millions of euros)	Revenues	GOM	Depreciation & Amortization	CAPEX	GOM - CAPEX	Average number of employees
Data on an historical basis at June 30, 2005	3,922	986	(250)	177	809	16,718

Changes in the scope of consolidation	(1)	-	-	-	-	(8)

Other changes	128	(31)	5	(5)	(26)	39
Transfer of PABX activity (1)	115	(3)	(2)	3	(6)	163
Others (2)	13	(28)	7	(8)	(20)	(124)

Exchange rate fluctuations	46	(5)	(7)	4	(9)	-

Data on a comparable basis at June 30, 2005	4,095	950	(252)	176	774	16,749

(1)	Transfer of the PABX (Private Automatic Branch eXchange) activity from the Home Communication Services (HCS) segment to the Enterprise Communication Services (ECS) segment.
(2)	Primarily the impact of other internal reorganizations between business segments with no impact at the Group level.
(3)	Impact of exchange rate fluctuations between the average exchange rate in first half 2005 and the average exchange rate in first half 2006.

•	Directories

The variations included in the transition from data on an historical basis to data on a comparable basis for first half 2005 for the Directories business segment are immaterial.

5.2 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS

The main events in the first half of 2006 affecting contract obligations and off-balance sheet commitments are described in Note 9 to the consolidated financial statements.

5.3 SUBSEQUENT EVENTS

The main subsequent events that occurred after the closing date on June 30, 2006 are described in Note 10 to the consolidated financial statements.

5.4 FINANCIAL GLOSSARY

ARPU — Consumer Fixed Services (HCS segment): The average monthly revenues per line for Consumer fixed Services (ARPU) is calculated by dividing the average monthly revenues, on the basis of the last twelve months, by the weighted average number of lines for Consumer fixed Services over the same period. The weighted average number of lines for Consumer fixed Services is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines of Consumer fixed Services at the beginning and the end of the month. The ARPU for Consumer fixed Services is expressed as monthly revenue per line.

ARPU — Orange ARPU (PCS segment): average annual revenue per user (ARPU) is calculated by dividing the revenues of the network (see that definition) generated over the last twelve months (excluding revenues from mobile virtual network operators—MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. The ARPU for Orange is expressed as annual revenue per customer.

AUPU — Orange AUPU (PCS segment): The average monthly usage per user (AUPU), calculated by dividing the average monthly minutes used over the preceding 12 months (outgoing calls, incoming calls and roaming, excluding the traffic of mobile virtual network operators—MVNO) by the weighted average number of customers over the same period. Orange’s AUPU is expressed in minutes as a monthly usage per customer.

Average number of employees (full-time equivalent): average number of active employees over the period, prorated by their work time, including permanent and temporary contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and excluding investments through finance lease (see Note 2 to the consolidated financial statements).

Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses: see CAPEX.

Change in the Operating Working Capital requirement: change in net inventories, plus change in trade accounts receivables, plus change in trade accounts payables (excluding non-current asset suppliers).

Change in the total working capital requirement: change in the operating working capital requirement, plus change in other receivables, plus change in accrued expenses and other payables.

Commercial expenses: see External purchases.

Data on a comparable basis: data with comparable methods, consolidation and exchange rates are presented for the preceding period. This transition from data on an historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended.

External purchases: external purchases include:

-	Commercial expenses: external purchases including the purchase of handsets and other products sold, retail fees and commissions, and advertising, promotional and sponsoring expenses;

-	Other external purchases: external purchases including service fees and inter-operator costs, overheads, retail estate fees, outsourcing fees relating to technical operations and maintenance, IT expenses, purchases of equipment, and call center outsourcing fees, net of capitalized goods and services costs.

Financial investments: acquisitions of investment securities (net of cash acquired) and investments in associates.

GOM: Gross operating margin. Revenues less external purchases, other operating expenses (net of other operating income) and labour expenses (wages and employee benefit expenses). The labour expenses (wages and employee benefit expenses) presented in the gross operating margin (GOM) do not include employee profit-sharing or share-based compensation.

Gross operating margin see GOM.

GOM – CAPEX: indicator of the gross operating margin (GOM) less capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and excluding investments financed through finance leases (CAPEX).

Labour expenses (wages and employee benefit expenses): see OPEX.

Net financial debt: the net financial debt equals the total gross financial debt (converted at the closing rate), less active transaction derivatives, cash flow hedges and fair value hedges, less the paid guaranty deposits relating to derivatives (cash collateral assets), less cash and cash equivalents, marketable securities and less certain guaranty deposits made for specific transactions (if the associated debt is included in the gross financial debt), and impacted by the effective portion of the cash flow hedges (see Note 7 to the consolidated financial statements).

Number of employees (active employees at end-of-period): the number of persons working on the last day of the period, including both permanents and fixed-term contracts.

OPEX: operating expenses included in the determination of the gross operating margin (GOM), including:

-	Labour expenses (wages and employee benefit expenses): the labour expenses (wages and employee benefit expenses) included in the determination of the gross operating margin (GOM) do not include employee profit sharing or share-based compensation costs. Those costs are part of the costs included between the gross operating margin (GOM) and operating income. Labour expenses (wages and employee benefit expenses) are net of the capitalized labour expenses;

-	OPEX excluding labour expenses (wages and employee benefit expenses): operating expenses excluding labour expenses (wages and employee benefit expenses). Operating expenses, excluding labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin (GOM) include external purchases (see External purchases) and other operating income and expenses. Operating expenses excluding labour expenses (wages and employee benefit expenses) are net of capitalized costs.

Orange churn rate (PCS business segment): a measure of the number of customers leaving the Orange network. Churn rate is calculated by dividing the total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous 12 months by the weighted average number of customers over the same period.

Orange equipment revenues (PCS business segment): equipment revenues include the sale of mobile handsets and accessories.

Orange “non-voice” services revenues (PCS business segment): revenues from non-voice services correspond to the portion of revenues from the network (excluding the revenues from the mobile virtual network operators-MVNO) generated by sending SMS (text messaging), MMS (multimedia messaging) and data (WAP, GPRS and 3G), and the costs invoiced to the customer to purchase content (downloading ring tone, sports results, etc.), telemetry, mobile portals and their content.

Orange network revenues (PCS business segment): the Orange network revenues represent the revenues (voice, data and SMS) generated by the use of the wireless network, including both the traffic generated by Orange subscribers, the traffic generated by mobile virtual network operators (MVNO) and the traffic generated by the other operators. It includes the revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO). It represents the recurring income most relevant to the wireless business and is directly correlated with the business indicators.

Organic cash flow: net cash provided by operating activities minus acquisitions of tangible and intangible assets (net of the change in non-current asset suppliers) and net of the income from the disposal of tangible and intangible assets.

Other external purchases: see External purchases.

Operating expenses included in the calculation of Gross Operating Margin (GOM): see OPEX.

Operating expenses excluding labour expenses (wages and employee benefit expenses) see OPEX.

Statutory figures: Statutory figures means data before elimination of inter-segment and inter-sub-segment transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 14, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information